UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2018 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), Pemex Etileno (Pemex Ethylene) and, for periods prior to July 27, 2018, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 4 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated April 17, 2018, relating to its U.S.$102,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On October 5, 2018, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.19.0140 = U.S. $1.00.

Cogeneration

On July 13, 2018, the Board of Directors of Pemex issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were automatically assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

Selected Financial Data

The selected financial data as of December 31, 2017 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2018 and for the six-month periods ended June 30, 2017 and 2018 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2017, we recognized a net loss of Ps. 280.9 billion, had negative equity of Ps. 1,502.4 billion and a negative working capital of Ps. 25.6 billion. These results have led our independent auditors to state in their most recent audit report, included in our audited financial statements as of December 31, 2017, that there is substantial doubt about our ability to continue as a going concern. For the six-month period ended June 30, 2018, we recognized a net loss of Ps. 49.9 billion, and a negative equity of Ps. 1,546.8 billion as of June 30, 2018. We had negative working capital of Ps. 8.5 billion as of June 30, 2018. We have disclosed the circumstances that have caused these trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2 to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2017, June 30, 2018 and the date hereof, we have concluded that we continue to operate as a going concern.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of June 30, 2018 and from our statement of comprehensive income and our statement of cash flows for the six-month period ended June 30, 2018. In addition, we include selected financial data from our statement of financial position as of December 31, 2017, as well as the statement of comprehensive income and the statement of cash flows for the six-month period ended June 30, 2017 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	June 30,(2)
	2017	2017	2018
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	668,935	833,570
Operating income	n.a.	144,272	227,279
Financing income	n.a.	7,302	10,970
Financing cost	n.a.	(49,613)	(56,973)
Derivative financial instruments gain (loss) —Net	n.a.	20,333	(9,293)
Exchange gain —Net	n.a.	202,663	2,505
Net income for the period	n.a.	120,706	(49,860)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	97,852	110,531	109,507
Total assets	2,132,002	2,236,282	2,132,708
Long-term debt	1,880,666	1,649,424	1,903,230
Total long-term liabilities	3,245,227	2,995,386	3,308,525
Total (deficit) equity	(1,502,352)	(1,120,986)	(1,546,835)
Statement of Cash Flows
Depreciation and amortization	n.a.	73,423	73,734
Acquisition of wells, pipelines, properties, plant and equipment (3)	n.a.	(32,055)	(32,524)
Other Financial Data
Ratio of earnings to fixed charges (4)(5)	—	3.2	0.3

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 4 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost. See Note 3(f) to the unaudited condensed consolidated interim financial statements included herein.
(4)

Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.

(5)	Earnings for the year ended December 31, 2017 were insufficient to cover fixed charges, which exceeded earnings by Ps. 289,033 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of June 30, 2018.

	As of June 30, 2018(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,661,072	U.S.$	83,625
Long-term domestic debt		242,158		12,191

Total long-term debt(3)		1,903,230		95,816

Certificates of Contribution “A”(4)		356,544		17,950
Mexican Government contributions to Petróleos Mexicanos		43,731		2,202
Legal reserve		1,002		50
Accumulated other comprehensive result		(146,489)		(7,375)
(Deficit) from prior years		(1,752,732)		(88,240)
Net income for the period(5)		(49,861)		(2,510)

Total controlling interest		(1,547,805)		(77,923)
Total non-controlling interest		971		49

Total (deficit) equity		(1,546,834)		(77,874)

Total capitalization	Ps.	356,396	U.S.$	17,942

Note:	Numbers may not total due to rounding.
(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 19.8633 = U.S. $1.00 as of June 30, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	As of June 30, 2018, there has been no material change in the capitalization of PEMEX since December 31, 2017.
(3)	Total long-term debt does not include short-term indebtedness of Ps.167,102 million (U.S. $8,413 million) as of June 30, 2018.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(5)	Excluding amounts attributable to non-controlling interests of Ps. 1 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2018 compared to the six months ended June 30, 2017

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Six months ended June 30,(1)
	2017	2018(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 428,751	Ps. 492,040	U.S.$	24,771
Export	234,764	337,242		16,978
Services income	5,421	4,287		216

Total sales	668,936	833,569		41,965
Impairment (Reversal of impairment) of wells, pipelines, plant and equipment	3,401	(42,360)		(2,133)
Cost of sales	462,730	580,976		29,249

Gross income	202,805	294,953		14,849
General expenses	70,357	75,400		3,796
Other revenues—Net	11,825	7,724		389

Operating income	144,273	227,277		11,442
Financing income	7,302	10,970		552
Financing cost	(49,613)	(56,973)		(2,868)
Derivative financial instruments (loss) gain—Net	20,333	(9,293)		(468)
Exchange income—Net	202,663	2,505		126
Profit sharing in joint ventures and associates	875	848		43

Income before taxes, duties and other	325,833	175,334		8,827
Total taxes, duties and other	205,126	225,196		11,337

Net income for the period	120,707	(49,862)		(2,510)
Other comprehensive results for the period	(8,694)	5,402		272

Comprehensive result for the period	Ps. 112,013	Ps. (44,460)	U.S.$	(2,238)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.19.8633 = U.S. 1.00 at June 30, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first six months of 2018 as compared to the first six months of 2017

Total Sales

Total sales increased by 24.6% or Ps. 164.7 billion in the first six months of 2018, from Ps. 668.9 billion in the first six months of 2017 to Ps. 833.6 billion in the first six months of 2018, mainly due to a 14.8% increase in domestic sales and a 43.7% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 14.8% in the first six months of 2018, from Ps. 428.7 billion in the first six months of 2017 to Ps. 492.0 billion in the first six months of 2018, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil and jet fuel. Domestic sales of petroleum products increased by 18.4% in the first six months of 2018, from Ps. 357.4 billion in the first six months of 2017 to Ps. 423.2 billion in the first six months of 2018, mainly due to a 22.6% increase in the average price of gasoline, a 21.0% increase in the average price of diesel, a 36.7% increase in the average price of fuel oil and a 35.1% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico. See “Item 4—Information on the Company—Industrial Transformation— Refining—Pricing Decrees” in the Form 20-F for more information on this liberalization of fuel prices. This increase was partially offset by (i) a 10.5% decrease in diesel sales volume as a result of decreased demand, which in turn was primarily the result of an increase in average prices and (ii) a 15.9% decrease in fuel oil sales volume due to decreased demand for this product.

Domestic sales of natural gas decreased by 30.3% in the first six months of 2018, from Ps. 39.3 billion in the first six months of 2017 to Ps. 27.4 billion in the first six months of 2018, mainly due to a 21.4% decrease in sales volume due to lower production and the loss of market share. Domestic sales of liquefied petroleum gas (LPG) increased by 13.4% in 2018, from Ps. 23.2 billion in the first six months of 2017 to Ps. 26.3 billion in the first six months of 2018, mainly as a result of a 15.7% increase in its average sales price.

Export Sales

Export sales increased by 43.7% in peso terms in the first six months of 2018 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 234.8 billion in the first six months of 2017 to Ps. 337.2 billion in the first six months of 2018. This increase was mainly due to a 39.0% increase in the weighted average Mexican export crude oil price in the first six months of 2018, compared to the first six months of 2017. From January 1, 2017 to June 30, 2017, the weighted average Mexican export crude oil price was U.S. $44.17 per barrel, compared to U.S. $61.40 per barrel in the same period of 2018.

Crude oil and condensate sales increased by 50.2%, from Ps. 167.2 billion in the first six months of 2017 to Ps. 251.1 billion in the first six months of 2018, and in U.S. dollar terms increased by 55.3%, from U.S. $8.5 billion in the first six months of 2017 to U.S. $13.2 billion in the first six months of 2018. The weighted average price per barrel of crude oil exports in the first six months of 2018 was U.S. $61.40, 39.0% higher than the weighted average price of U.S. $44.17 in the first six months of 2017.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids increased by 6.5%, from Ps. 27.5 billion in the first six months of 2017 to Ps. 29.3 billion in the first six months of 2018, primarily due to an increase in the average sales price of fuel oil and naphthas.

For the six-month period ended June 30, 2018, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 19.0653 to U.S. $1.00, compared to Ps. 19.4923 to U.S. $1.00 during the same period of 2017, representing an appreciation of the Mexican peso against the U.S. dollar by Ps. 0.427 (or 2.2%), which had an unfavorable effect on our export sales of Ps. 4.4 billion.

Service Income

Service income decreased by 20.4% in the first six months of 2018, from Ps. 5.4 billion in the first six months of 2017 to Ps. 4.3 billion in the first six months of 2018, mainly as a result of a decrease in transportation services provided by Pemex Logistics to third parties.

Cost of Sales

Cost of sales increased by 25.6%, from Ps. 462.7 billion in the first six months of 2017 to Ps. 581.0 billion in the first six months of 2018. This increase was mainly due to (1) an increase of Ps. 71.6 billion in import purchases, primarily Magna gasoline and diesel, due to the increase in the volume of imports to meet demand in the domestic market; (2) a Ps. 11.2 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first six months of 2018 compared to the first six months of 2017; (3) a Ps. 15.8 billion increase in the commercial activities of the Trading Companies; and (4) a Ps. 5.8 billion increase in the cost of unsuccessful wells due to a decrease in the success rate in the drilling of wells.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment decreased by Ps. 45.7 billion in the first six months of 2018 as compared to the first six months of 2017, from a net recognition of impairment of Ps. 3.4 billion as of June 30, 2017 to a net reversal of impairment of Ps. 42.3 billion as of June 30, 2018.

As of June 30, 2017, we recognized (1) an impairment of Ps. 5.3 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a 13.4% appreciation of the peso against the U.S. dollar in the first six months of 2017, (ii) a 76 basis point, or 5.3%, increase in the discount rate as of June 30, 2017 compared to December 31, 2016, and (iii) a decrease in the crude oil and gas prices of 3.2% and 1.3%, respectively, (2) an impairment of Ps. 2.0 billion in the cash generating units of Pemex Drilling and Services, primarily due to the decrease in the demand for the leasing of drilling equipment, and (3) a net reversal of impairment of Ps. 3.9 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in income related to transportation fees, (ii) an increase in prices arising from the liberalization of fuel prices in Mexico, (iii) an increase in the processing of wet gas as a result of an increase in wet gas imports and (iv) a decrease in the discount rates.

As of June 30, 2018, we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production of Ps. 36.7 billion, as a result of a reversal of impairment of Ps. 38.2 billion mainly due to (i) a 9.3% increase in the forward price of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.08 per barrel as of June 30, 2018; (ii) improvements in the crude oil projects with the highest oil output, including Aceite Terciario del Golfo in Cantarell, as well as the Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects; and (iii) the direct assignment of transportation and hydrocarbon treatment of service goods in the Ku Maloob Zaap Project, which contributed to the Cantarell Project having lower charges for the distribution of goods and services . The foregoing was offset by an impairment of Ps. 1.5 billion in the Burgos and Lakach projects, mainly due to a 15.2% decrease in the price of gas, from U.S. $4.92 per million cubic feet as of December 31, 2017 to U.S. $ 4.17 per million cubic feet as of June 30, 2018 and (ii) an increase in the discount rate of 2%, as compared to December 31, 2017.

As of June 30, 2018, we also recognized a net reversal of impairment in the cash generating units of Pemex Industrial Transformation of Ps. 7.8 billion, primarily due to: (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso-U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso-U.S. dollar exchange rate of Ps. 19.8633 to U.S. $1.00 as of June 30, 2018; and (iii) an increase in the discount rate of cash generating units of refined products, gas and aromatics by 0.2%, 5% and 0.3%, respectively. The impairment of the Salina Cruz refinery resulted from cash flows being insufficient to cover the net value of the assets, mainly due to the temporary closing of operations for major maintenance of the refinery’s plants.

In addition, as of June 30, 2018, we recognized an impairment of Ps. 2.2 billion in the cash generating units of Pemex Fertilizers, primarily due to (i) a decrease in the operations of our productive plants; (ii) an increase in the price of raw material; and (iii) the increase in the sale price being insufficient to cover the increase in operating costs. See Note 12(d) of our unaudited condensed consolidated interim financial statements included herein.

Operating Expenses

Total operating expenses (including distribution, transportation, and sales expenses and administrative expenses) increased by 7.2%, from expenses of Ps. 70.3 billion for the first six months of 2017 to Ps. 75.4 billion for the first six months of 2018, mainly due to an increase in administrative expenses relating to contributions to the defined contribution pension plan and incentives to encourage employees to migrate from the defined benefit pension plan to the defined contribution plan.

Other Revenues / Expenses, Net

Other revenues, net, decreased by Ps. 4.1 billion in the first six months of 2018, from net revenues of Ps. 11.8 billion in the first six months of 2017 to net revenues of Ps. 7.7 billion in the first six months of 2018. This decrease was mainly due to (i) the recovery of an insurance payment in March 2017 of Ps. 13.6 million relating to the accident that occurred on the Abkatún-A platform in April 2015 and was not present in the same period in 2018 and (ii) the recognition of a Ps. 9.8 billion loss in the disposals of wells, pipelines, property, plant and equipment.

Financing Income

Financial income increased by Ps. 3.6 billion in the first six months of 2018, from Ps. 7.3 billion in the first six months of 2017 to Ps. 10.9 billion in the first six months of 2018, mainly due to (i) the recognition of a debt prepayment income, (ii) interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits and (iii) interest income associated with financial products and investment securities, which increased due to increases in interest rates.

Financing Costs

Financing costs increased by Ps. 7.4 billion in the first six months of 2018, from Ps. 49.6 billion in the first six months of 2017 to Ps. 57.0 billion in the first six months of 2018, mainly due to an increase in interest expenses in the first six months of 2018, as a result of higher levels of indebtedness from additional borrowings obtained. See Note 15 to our unaudited condensed consolidated interim financial statements included herein for a detailed account of our borrowings during the period.

Derivative Financial Instruments Gain (Loss), Net

Derivative financial instruments gain, net, decreased by Ps. 29.6 billion in the first six months of 2018, from a gain of Ps. 20.3 billion in the first six months of 2017 to a loss of Ps. 9.3 billion in the first six months of 2018, mainly due to the appreciation of the U.S. dollar relative to other foreign currencies we hedge, such as the euro, the Japanese yen and the British pound sterling.

Foreign Exchange Income, Net

A substantial portion of our debt (87.0% as of June 30, 2018) is denominated in foreign currency. Foreign exchange income decreased by Ps. 200.2 billion, from a foreign exchange income of Ps. 202.6 billion in the first six months of 2017 to a foreign exchange income of Ps. 2.5 billion in the first six months of 2018, primarily as a result of the appreciation of the peso against the U.S. dollar. The value of the peso in U.S. dollar terms appreciated by 13.3% from Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to Ps. 17.8973 to U.S. $1.00 as of June 30, 2017, as compared to a 0.4% depreciation of the peso in U.S. dollar terms from Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to Ps. 19.8633 to U.S. $1.00 as of June 30, 2018.

Taxes, Duties and Other

The profit sharing duty and other duties and taxes paid increased by 9.8% in the first six months of 2018, from Ps. 205.1 billion in the first six months of 2017 to Ps. 225.2 billion in the first six months of 2018, mainly due to the 39.0% increase in the weighted average export price of Mexican crude oil, from U.S. $44.17 per barrel in the first six months of 2017 to U.S. $61.40 per barrel in the first six months of 2018.    Duties and taxes represented 27.0% and 30.7% of total sales in the first six months of 2018 and 2017, respectively.

Net Income/Loss

In the first six months of 2018, we had net loss of Ps. 49.8 billion, as compared to a net income of Ps. 120.7 billion in the first six months of 2017.

The decrease in net income was mainly the result of (1) a Ps. 118.3 billion increase in total cost of sales, mainly due to the increase in import purchases, primarily Magna gasoline and diesel, due to the increase in the volume of imports to meet demand in the domestic market; (2) a Ps. 29.6 billion decrease in derivative financial instruments gain, mainly due to the appreciation of the U.S. dollar relative to other foreign currencies we hedge; (3) a Ps. 200.2 billion decrease in foreign exchange income as a result of the appreciation of the peso against the U.S. dollar; and (4) a Ps. 20.1 billion increase in profit sharing duty and other duties and taxes, mainly due to the 39.0% increase in the weighted average export price of Mexican crude oil.

These effects were partially offset by a Ps. 164.6 billion increase in domestic sales prices of gasoline, diesel, fuel oil and jet fuel and average sales prices in export sales of our petroleum products, as a result of an increase in the weighted average Mexican export crude oil price, as well as Ps. 45.7 billion due to the recognition of a reversal of impairment.

Other Comprehensive Results

In the first six months of 2018, we reported a net income of Ps. 5.4 billion in other comprehensive results as compared to net loss of Ps. 8.7 billion in the first six months of 2017, mainly due to an increase in the gain from the foreign currency translation effect due to the depreciation of the peso against the U.S. dollar.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2017 to June 30, 2018

Assets

Cash and cash equivalents increased by Ps. 11.7 billion, or 11.9%, in the first six months of 2018, from Ps. 97.8 billion as of December 31, 2017 to Ps. 109.5 billion as of June 30, 2018, mainly due to payments from customers.

Accounts receivable, net, increased by Ps. 891.8 million, or 0.5%, in the first six months of 2018, from Ps. 170.6 billion as of December 31, 2017 to Ps. 171.5 billion as of June 30, 2018, mainly due to a Ps. 18.3 billion increase in accounts receivable from sundry debtors, mainly reimbursements for fees charged for customs related services and a Ps. 2.2 billion increase in accounts receivable from sales to foreign customers. This increase was partially offset by a decrease of Ps.15.5 billion in accounts receivable from prepaid taxes and Ps. 4.6 billion in accounts receivable from sales to domestic customers.

Wells, pipelines, property, plant and equipment, net, decreased by Ps. 6.3 billion, or 0.4%, in the first six months of 2018, mainly due to Ps. 73.7 billion in depreciation and Ps. 9.8 billion of disposals of wells, pipelines, property, plant and equipment. This decrease was partially offset by Ps. 34.8 billion of acquisitions of wells, pipelines, properties, plant and equipment and the recognition of a reversal of impairment of Ps. 42.4 billion. See Note 12 to our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments decreased by Ps. 3.0 billion in the first six months of 2018, from Ps. 30.1 billion as of December 31, 2017 to Ps.27.1 billion as of June 30, 2018, mainly due to the decrease in the value of favorable cross-currency swaps by the appreciation of the U.S. dollar against most of the currencies for which we are covered.

Liabilities

Total debt, including accrued interest, increased by Ps. 32.4 billion, or 1.6%, from Ps. 2,037.9 billion as of December 31, 2017 to Ps. 2,070.3 billion as of June 30, 2018, mainly due to new financings, which was partially offset by the impact of the 0.4% appreciation of the peso against the U.S. dollar in the first six months of 2018.

Liabilities to suppliers and contractors decreased by Ps. 30.5 billion, or 21.8% from Ps. 140.0 billion as of December 31, 2017 to Ps. 109.5 billion as of June 30, 2018, mainly due to the payment programs established since 2016 to address the total outstanding balance of payments due to suppliers and contractors.

Taxes and duties payable increased by Ps. 7.2 billion, or 14.1%, in the first six months of 2018, from Ps. 51.0 billion as of December 31, 2017 to Ps. 58.2 billion as of June 30, 2018, mainly due to a Ps. 9.9 billion increase in the Derecho por la Utilidad Compartida (Profit-sharing Duty), which was partially offset by a Ps. 2.2 billion decrease in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax) on the sale of automotive fuels derived from the increase in gasoline prices.

Derivative financial instruments liabilities decreased by Ps. 2.7 billion, or 15.7%, in the first six months of 2018, from Ps. 17.7 billion as of December 31, 2017 to Ps. 15.0 billion as of June 30, 2018. This decrease was mainly due to the decrease in the fair value of crude oil options, which was higher than the increase in the negative fair value of the cross-currency swaps.

Employee benefits liabilities increased by Ps. 29.5 billion, or 2.3%, in the first six months of 2018, from Ps. 1,258.4 billion as of December 31, 2017 to Ps. 1,287.9 billion as of June 30, 2018. This increase was mainly due to the recognition of the increased net cost of the period.

Equity (Deficit), Net

Deficit, net, increased by Ps. 44.5 billion, or 3.0%, from a deficit of Ps. 1,502.3 billion as of December 31, 2017 to a deficit of Ps. 1,546.8 billion as of June 30, 2018. This increase was mainly due to Ps. 49.9 billion in net loss for the first six months of 2018, which was partially offset by a Ps. 5.4 billion profit from the foreign currency translation effect.

Liquidity and Capital Resources

Overview

During the first six months of 2018, we were able to strengthen our liquidity position due to a 24.6% increase in total sales, from Ps. 668.9 billion in the first six months of 2017 to Ps. 833.6 billion in the first six months of 2018, by increasing our collections on accounts receivable, decreasing our accounts payable to suppliers and increasing the payment of debt.

Our principal uses of new funds in the first six months of 2018 were primarily the payment of debt maturities due during the same period, strengthening our cash flow through the actions listed below. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 449.9 billion. During the first six months of 2018, our net cash flow from operating activities covered the acquisition of wells, pipelines, properties, plant and equipment, which amounted to Ps. 32.5 billion.

For 2018, we forecasted a 0.2% increase in capital expenditures as compared to the amounts spent on capital expenditures in 2017, since we estimated that the required level of capital expenditures in 2018 will be similar to that of 2017. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2018. As of June 30, 2018, we owed our suppliers Ps. 109.5 billion as compared to Ps. 140.0 billion as of December 31, 2017. We expect to continue to require less resources for our capital expenditures. See Note 2(b) of our unaudited condensed consolidated interim financial statements included herein. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements for the next twelve months, given that since early 2015, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as further described below:

•

Changes to Our Business Plan. We have implemented certain measures intended to improve our financial situation, including a plan to reduce costs and the establishment of lines of credit with Mexican development banks.

•	Modifying our Financing Strategy. We have adjusted our financing strategy to diversify our sources of funding.

•

Changes to Employee Benefits Plans. We have incentivized our existing employees to migrate from the defined benefits pension plan to the defined contribution plan, with the goal of decreasing our pension liabilities for employees who switch to the defined contribution plan.

•	Asset Sales. We continue to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable.

•	No Payment of Dividend. The Mexican Government announced that we were not required to pay a state dividend in 2017 and will not be required to pay one in 2018.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2018, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2018 (Federal Revenues Law for the Fiscal Year 2018), provides for the incurrence of up to Ps. 30.0 billion of net internal indebtedness and U.S. $6.2 billion of net external indebtedness, through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. The sharp decline in oil prices that began in late 2014 had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Despite the continuing relatively low oil price environment and our heavy tax burden, our cash flow from operations in 2017 together with our funds from financing activities were sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2018.

As of June 30, 2018, our total indebtedness, including accrued interest, was Ps. 2,070.3 billion (U.S. $104.2 billion), in nominal terms, which represents a 1.6% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,037.9 billion (U.S. $103.0 billion) as of December 31, 2017. As of June 30, 2018, 24.4% of our existing debt as of June 30, 2018, or Ps. 504.6 billion (U.S. $25.4 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 25.6 billion (U.S. $1.3 billion) as of December 31, 2017 to a negative working capital of Ps. 8.5 billion (U.S. $ 425 million) as of June 30, 2018. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our 2017-2021 Business Plan.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt; (3) the increase in our indebtedness over the last several years; (4) our negative free cash flow during 2017, primarily resulting from our significant capital investment projects and the fluctuation in oil prices; (5) the natural decline of certain of our oil fields and the lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,258.4 billion (U.S. $63.6 billion) as of December 31, 2017 and Ps. 1,287.9 billion (U.S. $64.8 billion) as of June 30, 2018, and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. However, on April 12, 2018, Moody’s Investors Service announced the revision of its outlook for our credit ratings from negative to stable. On April 27, 2017, Moody’s Investors Service affirmed PEMEX’s long-term local and global scale ratings as Aa3.mx and Baa3, respectively. On August 3, 2017, Fitch Ratings affirmed our credit rating of “BBB+” in both global local and global foreign currency and modified its outlook from negative to stable. On December 18, 2017, Standard & Poor’s affirmed the outlook for our credit ratings as stable and affirmed our global foreign currency credit rating as “BBB+”, but lowered our global local currency credit rating from “A” to “A-”, citing revisions to its methodology for calculating sovereign ratings.

Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms or at all, this could hamper our ability to obtain further financing on favorable terms as well as investment in projects financed through debt and impair our ability to meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced certain conditions that have generated material uncertainty that cast significant doubt on our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first six months of 2018, net funds provided by operating activities totaled Ps. 63.2 billion, as compared to negative Ps. 7.5 billion in the first six months of 2017. During the first six months of 2018, our net cash flows used in investing activities totaled Ps. 34.3 billion, as compared to net cash flows used in investing activities of Ps. 28.7 billion in the first six months of 2017. During the first six months of 2018, new financings totaled Ps. 449.9 billion and payments of principal and interest totaled Ps. 473.2 billion, as compared to Ps. 286.7 billion and Ps. 294.2 billion, respectively, during the first six months of 2017. During the first six months of 2018, we applied net funds of Ps. 32.5 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 32.1 billion in the first six months of 2017.

As of June 30, 2018, our cash and cash equivalents totaled Ps. 109.5 billion, as compared to Ps. 97.9 billion as of December 31, 2017. See Note 7 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2018 and December 31, 2017.

	As of
	June 30, 2018		December 31, 2017
	(millions of pesos)
Borrowing base under lines of credit	Ps.	156,584	Ps.	122,560
Cash and cash equivalents		109,507		97,851

Liquidity	Ps.	266,091	Ps.	220,411

Our lines of credit are fully committed and accordingly available at any time.

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2018 and 2017:

	For the six-month period ended June 30,
	2018		2017
	(millions of pesos)
Net cash flows from (used) in operating activities	Ps.	63,210	Ps.	(7,554)
Net cash flows used in investing activities		(34,274)		(28,656)
Net cash flows from financing activities		(23,269)		(7,504)
Effect of change in cash value		5,988		(9,287)

Net increase (decrease) in cash and cash equivalents	Ps.	11,655	Ps.	(53,001)

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1 to October 8, 2018, Petróleos Mexicanos participated in the following financing activities:

•

On May 24, 2018, Petróleos Mexicanos issued €3,150,000,000 of debt securities under its U.S.$102,000,000,000 Medium Term Notes Program, Series C in four tranches: (i) €600,000,000 of its 2.500% Notes due on November 24, 2022; (ii) €650,000,000 of its Floating Rate Notes due on August 24, 2023; (iii) €650,000,000 of its 3.625% Notes due on November 24, 2025; and (iv) €1,250,000,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics and their respective successors and assignees.

•

On June 4, 2018, Petróleos Mexicanos issued CHF365,000,000 of its 1.750% Notes due 2023 under its U.S.$102,000,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics and their respective successors and assignees.

•

On June 26, 2018, one of our subsidiary companies, Pro-Agroindustrias, S.A. de C.V., refinanced a credit line for U.S.$250,000,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

•

On August 23, 2018, Petróleos Mexicanos entered into a loan agreement with BBVA Bancomer S.A. in the amount of U.S.$ 200,000,000, which bears interest at a floating rate linked to LIBOR and matures in August 2023.

During the period from May 1 to October 8, 2018, P.M.I. Holdings B.V. (which, after July 31, 2018, was replaced by P.M.I. Holdings Holland Services, B.V. as debtor) obtained U.S. $8.1 billion in financing from its revolving credit lines and repaid U.S. $9.3 billion. As of April 30, 2018, the outstanding amount under these revolving credit lines was U.S.$1.2 billion. As of October 8, 2018, there was no outstanding amount under these revolving credit lines.

As of October 8, 2018 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Six months ended June 30,
	2017		2018		Change	%
Operating Highlights
Production
Crude oil (tbpd)		2,015		1,881	(134)	(6.7)
Natural gas (mmcfpd)		5,316		4,823	(493)	(9.3)
Petroleum products (tbpd)		1,090		795	(295)	(27.0)
Dry gas from plants (mmcfpd)		2,779		2,457	(322)	(11.6)
Natural gas liquids (tbpd)		303		252	(51)	(17.0)
Petrochemicals (tt)		1,827		1,340	487	(26.7)

Average crude oil exports (tbpd)(1)
Olmeca		21.45		n.a.	(21.45)	(100)
Isthmus		56.37		61.83	5.46	9.69
Maya		992.12		1,156.68	164.56	16.59

Total		1,069.94		1,218.51	148.57	13.89

Value of crude oil exports (value in millions of U.S. dollars)(1)	U.S.$	8,422.92	U.S.$	13,137.69	4,714.8	56.0

Average PEMEX crude oil export prices per barrel(2)
Olmeca	U.S.$	53.89		n.a.	(53.89)	(100)
Isthmus		48.44		64.54	16.10	33.24
Maya		43.11		59.39	16.28	37.76

Weighted average price(3)	U.S.$	43.49	U.S.$	59.56	16.07	36.95

West Texas Intermediate crude oil average price per barrel(4)	U.S.$	49.92	U.S.$	65.45	15.53	31.11

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of June 30, 2018.
(2)	Average price during period indicated based on billed amounts.
(3)	On October 8, 2018, the weighted average price of PEMEX’s crude oil export mix was U.S. $76.55 per barrel.
(4)	On October 8, 2018, the West Texas Intermediate crude oil spot price was U.S. $74.29 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 6.7% in the first six months of 2018, from 2,015 thousand barrels per day in the first six months of 2017 to 1,881 thousand barrels per day in the first six months of 2018. This decrease was mainly due to:

•

a 18.6% reduction in production of light crude oil, primarily due to oil-water contact at the Xanab field and a natural decline in production at the Chuhuk, Chuc, Ixtal and Kuil fields of the Abkatún-Pol-Chuc business unit, as well as Artesa, Guaricho, Puerto Ceiba, Ayacote Shishito and Rabasa of the South Blocks Production Assets.

•

a 1.2% reduction in production of extra light crude oil, primarily due to a natural decline in production and an increase in the fractional water flow of wells of the Samaria-Luna, Bellota-Jujo and Litoral de Tabasco business units.

•	a 0.23% increase in production of heavy crude oil, primarily due to Ku-Mallob-Zaap’s sustained production platform. The use of electric submersible pumping in wells contributed to this increase.

During the first six months of 2018, natural gas production decreased by 9.3%, from 5,316 million cubic feet per day in the first six months of 2017 to 4,823 million cubic feet per day in the same period of 2018. This decrease in production was primarily a result of:

•

a 8.9% decrease in associated gas production, primarily due to the natural decline in production of our crude oil fields and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc, Litoral de Tabasco, Samaria-Luna, Macuspana-Muspac and Bellota-Jujo business units; and

•	a 11.7% decrease in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 27.0% in the first six months of 2018, from 1,090 thousand barrels per day in the first six months of 2017 to 795 thousand barrels per day in the first six months of 2018, primarily due to scheduled start-up and stabilization processes following completion of scheduled maintenance work at the Madero and Minatitlán refineries as well as non-scheduled shutdowns at the Salina Cruz refinery, due to failures in the electricity supply.

During the first six months of 2018, dry gas production decreased by 11.6%, as compared to the same period of 2017, due to the decreased availability of sour gas and sweet gas processing from the offshore, onshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. Production of liquid natural gas decreased by 17.0%, or 51 thousand barrels per day, in the first six months of 2018.

The production of petrochemical products decreased to 487 thousand tons, a 26.7% decrease as compared to the first six months of 2017, primarily due to the following:

•

a 237 thousand ton decrease in the aromatics and derivatives chain, due to scheduled maintenance work at the Cangrejera Petrochemical Complex and a decrease in production at low loads resulting from a decreased supply of petroleum products at the Minatitlán refinery. Additionally, the continuous catalytic regeneration (CCR) at the Cangrejera Petrochemical Complex only operated intermittently between the end of February and early March 2018 due to operational problems;

•	a 145 thousand ton decrease in ammonia production due to a non-scheduled shutdown at the Cosoleacaque’s Petrochemical Complex, and gas availability;

•	a 61 thousand ton decrease in propylene, mainly due to lower crude oil processing at the Minatitlán, Salina Cruz and Madero refineries, and

•	a 38 thousand ton reduction in sulfur production, mainly due to a decrease in crude oil processing at the Minatitlán and Madero refineries for the reasons noted above.

Exploration and Production

On May 7, 2018, we entered into various contracts for hydrocarbon exploration and extraction, including a contract with Shell Exploración y Extracción de México, S.A. de C.V. and a contract with Chevron Energía de México, S. de R.L. de C.V. and Inpex E&P México, S.A. de C.V. All of these contracts are for work in deepwater blocks in the Gulf of Mexico, which were part of the bidding process hosted by the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission) as part of Round 2.4.

Ethylene

Joint Venture with Mexichem

On July 6, 2018, we announced that we had reached an agreement to sell our 44.09% stake in Petroquímica Mexicana de Vinilo, S.A. de C.V. (or PMV) to Mexichem, S.A.B. de C.V. (or Mexichem). Our divestiture from this joint venture was motivated by the decision of the Board of Directors of PMV not to rebuild PMV’s vinyl chloride plant, where an accident occurred on April 20, 2016. This decision resulted in PMV discontinuing the caustic soda-salt-chlorine-ethylene-vinyl chloride monomer production chain and instead focusing its activities on the caustic soda-salt-chlorine production chain.

The aggregate value of this transaction is approximately Ps. 3,436 million; the transaction also involves the reintegration into PEMEX of the vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex.

Directors, Senior Management and Employees

Recent Appointments

Effective May 2, 2018, the Board of Directors of Petróleos Mexicanos appointed Mr. Felipe Duarte Olvera, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Audit Committee and Ms. Maria Teresa Fernández Labardini, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Acquisitions, Leasing, Public Works and Services Committee.

Effective June 25, 2018, the Board of Directors of Petróleos Mexicanos appointed Mr. Jorge Guillermo Lomelin Delgadillo as Corporate Director of Alliances and New Business of Petróleos Mexicanos.

On June 25, 2018, Petróleos Mexicanos and the Petroleum Workers’ Union revised their collective bargaining agreement, which revision became effective on August 1, 2018. The revised agreement provides for a 3.42% increase in wages.

General Regulatory Framework

On May 18, 2018, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Provisions for Contracting for Petróleos Mexicanos and its Productive State-Owned Subsidiaries) were published in the Official Gazette of the Federation, that repealed the previous general provisions published in June 2015 and their further modifications. These General Provisions regulate the legal process for acquisitions, leases, works and services need for our projects and require our suppliers, contractors or other participants with whom we have or intend to have a commercial relationship to know and adopt our Compliance Program and establish prevention and compliance systems in accordance with applicable law.

Extensions and Discoveries

On October 9, 2018, we announced the discovery of seven reservoirs in two new wells— Manik-101A and Mulach-1—in Mexico’s Southeast Basin. Two of these oil reservoirs were discovered through the Manik-101 well, located northeast of the Manik field and between the Ixtal and Ixtoc fields, 85 kilometers from the coast and 102 kilometers from Ciudad del Carmen. We also discovered five oil reservoirs in sandstone through our successful drilling in Mulach-1, located eight kilometers from the Yaxche Field. We believe that these discoveries will allow us to incorporate significant possible reserves, and these new shallow water reservoirs will become part of our portfolio of fields under development that have been discovered in recent years.

Legal Proceedings

Audits and Other Investigations by the Mexican Government

On September 9, 2018, the Secretaría de la Función Pública (Ministry of Public Function, or the SFP) announced that it had initiated an administrative proceeding against a former PEMEX employee in connection with alleged irregularities in the acquisition in 2016 of Grupo Fertinal, S.A. de C.V. by PMX Fertilizantes Pacífico, S.A. de C.V., one of our subsidiary companies, for Ps. 4,322.8 million. The SFP also announced on the same date that it had initiated, through the Liabilities Unit at Petróleos Mexicanos, administrative disciplinary proceedings against public officials for alleged damages against PEMEX in connection with the acquisition in 2014 of assets from Agro Nitrogenados, S.A. de C.V., a subsidiary of Altos Hornos de México, for U.S. $273 million. These proceedings are based on an investigation initiated by our Liabilities Unit in November 2016 pursuant to information provided by the Auditoría Superior de la Federación (Superior Audit Office of the Federation), citizen complaints and other sources. As of the date of this report, final resolutions are still pending with respects to these proceedings.

On September 18, 2018, the SPF announced that it had initiated an administrative proceeding against three public officials for alleged irregularities in connection with payment in 2015 of Ps. 6.3 million related to dredging and underwater cleaning services at Madero Maritime Terminal. As of the date of this report, this proceeding is in the evidentiary stage and a final resolution is still pending.

United Mexican States

Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement or Morena), was elected President of Mexico and will take office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The new President’s term will expire on September 30, 2024. The newly-elected members of the Mexican Congress took office on September 1, 2018.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

AND FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(figures stated in thousands, except as noted (Note 2))

	Note	June 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	7	Ps. 109,506,711	Ps. 97,851,754
Accounts receivable, net	8	171,537,070	170,645,234
Inventories, net	9	53,325,822	63,858,930
Equity instruments[1]	10	1,056,918	1,056,918
Derivative financial instruments	16	27,141,083	30,113,454

Total current assets		362,567,604	363,526,290
Non-current assets:
Investments in joint ventures and associates	11	16,938,755	16,707,364
Wells, pipelines, properties, plant and equipment, net	12	1,430,223,825	1,436,509,326
Long-term notes receivable	14	149,360,776	148,492,909
Deferred taxes		148,325,641	146,192,485
Intangible assets	13	13,974,430	14,678,640
Other assets	14	11,316,562	5,895,100

Total non-current assets		1,770,139,990	1,768,475,824

Total assets		Ps. 2,132,707,594	Ps. 2,132,002,114

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	15	167,102,088	157,209,467
Suppliers		109,471,364	139,955,378
Taxes and duties payable		58,183,875	51,004,960
Accounts and accrued expenses payable		21,301,759	23,211,401
Derivative financial instruments	16	14,958,973	17,745,979

Total current liabilities		371,018,059	389,127,185

Long-term liabilities:
Long-term debt	15	1,903,230,338	1,880,665,604
Employee benefits		1,287,907,942	1,258,436,122
Provisions for sundry creditors	17	93,983,571	87,677,423
Other liabilities		18,891,093	14,194,237
Deferred taxes		4,511,854	4,253,928

Total long-term liabilities		3,308,524,798	3,245,227,314

Total liabilities		3,679,542,857	3,634,354,499

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”		356,544,447	356,544,447
Mexican Government contributions		43,730,591	43,730,591
Legal reserve		1,002,130	1,002,130
Accumulated other comprehensive result		(146,489,064)	(151,887,182)
Accumulated deficit:
From prior years		(1,752,732,435)	(1,471,862,579)
Net loss for the period		(49,861,456)	(280,844,899)

Total controlling interest		(1,547,805,787)	(1,503,317,492)
Total non-controlling interest		970,524	965,107

Total equity (deficit), net		(1,546,835,263)	(1,502,352,385)

Total liabilities and equity (deficit), net		Ps. 2,132,707,594	Ps. 2,132,002,114

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Recognized as available-for-sale financial assets before January 1, 2018.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

		2018	2017
Net sales:
Domestic	6	Ps.492,040,219	Ps.428,750,603
Export	6	337,242,333	234,763,658
Services income	6	4,287,490	5,421,106

Total of sales		833,570,042	668,935,367

(Reversal) impairment of wells, pipelines, properties, plant and equipment, net	12-d	(42,360,452)	3,401,410
Cost of sales		580,975,521	462,729,532

Gross income		294,954,973	202,804,425
Other revenues, net		7,724,055	11,825,353
General expenses:
Distribution, transportation and sale expenses		11,199,349	11,534,095
Administrative expenses		64,326,282	58,823,214
Reversal of Impairment on trade and other receivables		(125,298)	—

Operating income		227,278,695	144,272,469

Financing income[1]		10,969,569	7,301,747
Financing cost[2]		(56,972,817)	(49,612,925)
Derivative financial instruments gain, net	16	(9,292,906)	20,332,885
Foreign exchange income, net		2,505,317	202,662,743

		(52,790,837)	180,684,450

Profit sharing in joint ventures and associates	11	848,136	874,954

Income before duties, taxes and other		175,335,994	325,831,873

Profit sharing duty, net		226,686,236	198,272,493
Income tax		(1,489,847)	6,853,631

Total duties, taxes and other		225,196,389	205,126,124

Net (loss) income		(49,860,395)	120,705,749

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets		—	1,607,739
Currency translation effect		5,402,474	(10,301,672)

Total other comprehensive results		5,402,474	(8,693,933)

Total comprehensive loss (income)		Ps.(44,457,921)	Ps.112,011,816

Net (loss) income attributable to:
Controlling interest		(49,861,456)	120,702,571
Non-controlling interest		1,061	13,178

Net (loss) income		(49,860,395)	120,715,749

Other comprehensive results attributable to:
Controlling interest		5,398,118	(8,625,750)
Non-controlling interest		4,356	(68,183)

Total other comprehensive results		5,402,474	(8,693,933)

Comprehensive (loss) income:
Controlling interest		(44,463,338)	112,076,821
Non-controlling interest		5,417	(55,005)

Total comprehensive (loss) income		Ps.(44,457,921)	Ps.112,021,816

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2018 and 2017.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

	2018	2017
Net sales:
Domestic	Ps. 254,251,186	Ps. 211,010,409
Export	179,669,601	107,444,946
Services income	2,253,692	3,049,272

Total of sales	436,174,479	321,504,627

Reversal of impairment of wells, pipelines, properties, plant and equipment, net	(23,322,073)	(18,927,912)
Cost of sales	304,203,639	227,367,003

Gross income	155,292,913	113,065,536
Other revenues, net	3,478,841	(4,348,720)

General expenses:
Distribution, transportation and sale expenses	5,865,518	6,519,671
Administrative expenses	33,352,971	30,666,104
Impairment loss on trade and other receivables	(314,549)	—

Operating income	119,867,814	71,531,041

Financing income[3]	1,849,510	3,693,243
Financing cost[4]	(29,804,118)	(23,718,851)
Derivative financial instruments (cost) gain, net	(20,966,630)	19,732,250
Foreign exchange (cost) income, net	(118,348,021)	60,572,598

	(167,269,259)	60,279,240

Profit sharing in joint ventures and associates	562,949	633,427

(Loss) income before duties, taxes and other	(46,838,496)	132,443,708

Profit sharing duty, net	118,611,725	95,305,712
Income tax	(2,277,715)	4,367,539

Total duties, taxes and other	116,334,010	99,673,251

Net (loss) income	(163,172,506)	32,770,457

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets	—	62,776
Currency translation effect	11,936,184	1,674,187

Total other comprehensive results	11,936,184	1,736,963

Total comprehensive (loss) income	Ps. (151,236,322)	Ps. 34,507,420

Net (loss) income attributable to:
Controlling interest	(163,162,314)	32,761,346
Non-controlling interest	(10,192)	19,111

Net (loss) income	(163,172,506)	32,780,457

Other comprehensive results attributable to:
Controlling interest	11,899,164	1,757,715
Non-controlling interest	37,020	(20,652)

Total other comprehensive results	11,936,184	1,737,063

Comprehensive (loss) income:
Controlling interest	(151,263,150)	34,519,061
Non-controlling interest	26,828	(1,641)

Total comprehensive (loss) income	Ps. (151,236,322)	Ps. 34,517,420

[3]	Includes financing income from investments and gain on discou nt rate of plugging of wells in 2018 and 2017.
[4]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve		Accumulated other comprehensive income (loss)
					Available-for sale financial assets		Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	Accumulated deficit			Total	Non-controlling interest	Total Equity (deficit), net
									For the year		From prior years
Balances as of January 1, 2017	Ps. 356,544,447	Ps. 43,730,591	Ps.	1,002,130	Ps.	(5,564,130)	Ps. 50,720,022	Ps. (208,555,333)	Ps.	—	Ps. (1,471,862,579)	Ps. (1,233,984,852)	Ps. 976,705	Ps. (1,233,008,147)
Total comprehensive income (loss)	—	—		—		1,607,739	(10,233,489)	—		120,702,571	—	112,076,821	(55,005)	112,021,816

Balances as of June 30, 2017	Ps. 356,544,447	Ps. 43,730,591	Ps.	1,002,130	Ps.	(3,956,391)	Ps. 40,486,533	Ps. (208,555,333)	Ps.	120,702,571	Ps. (1,471,862,579)	Ps. (1,121,908,031)	Ps. 921,700	Ps. (1,120,986,331)

Balances as of January 1, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps.	1,002,130	Ps.	—	Ps. 44,633,012	Ps. (196,520,194)	Ps.	—	Ps. (1,752,707,478)	Ps. (1,503,317,492)	Ps. 965,107	Ps. (1,502,352,385)
Initial effect by the adoption of IFRS 9	—	—		—		—	—	—		—	(24,957)	(24,957)	—	(24,957)

Adjusted balance as of January 1, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps.	1,002,130	Ps.	—	Ps. 44,633,012	Ps. (196,520,194)	Ps.	—	Ps. (1,752,732,435)	Ps. (1,503,342,449)	Ps. 965,107	Ps. (1,502,377,342)
Total comprehensive income (loss)	—	—		—		—	5,398,118	—		(49,861,456)	—	(44,463,338)	5,417	(44,457,921)

Balances as of June 30, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps.	1,002,130	Ps.	—	Ps. 50,031,130	Ps. (196,520,194)	Ps.	(49,861,456)	Ps. (1,752,732,435)	Ps. (1,547,805,787)	Ps. 970,524	Ps. (1,546,835,263)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

	2018		2017
Operating activities
Net (loss) income	Ps.	(49,860,395)	Ps.	120,715,749
Depreciation and amortization		73,733,715		73,422,650
(Reversal) impairment of wells, pipelines, properties, plant and equipment		(42,360,452)		3,401,410
Profit sharing duty and income tax		225,597,266		198,571,462
Deferred profit-sharing duty and income tax		(400,877)		6,554,663
Unsuccessful wells		9,054,121		3,051,614
Exploration costs		(366,759)		(183,493)
Loss of derecognition of wells, pipelines, properties, plant and equipment		9,757,868		3,996,360
Profit share in joint ventures and associates		(848,136)		(874,954)
Decrease on available–for-sale financial assets		—		(193,731)
Effects of net present value of reserve for well abandonment		1,081,276		1,437,130
Unrealized foreign exchange (income)		(1,246,452)		(202,112,496)
Interest income		(10,969,569)		(7,301,747)
Interest expense		56,972,817		49,612,925

Derivative financial instruments		185,364		(33,968,222)
Accounts receivable		3,819,228		13,871,524
Inventories		10,533,108		(6,050,497)
Long-term receivables		(867,867)		(1,913,030)
Other assets		(4,348,676)		(2,265,445)
Accounts payable and accrued expenses		(1,909,642)		3,574,869
Taxes and duties paid		(216,476,527)		(200,170,900)
Other taxes and duties		(3,416,177)		(2,042,135)
Suppliers		(30,484,014)		(43,260,396)
Provisions for sundry creditors		6,558,766		(16,959,476)
Employee benefits		29,471,820		31,531,893

Net cash flows from (used in) operating activities		63,209,806		(7,554,273)

Investing activities
Acquisition of wells, pipelines, properties, plant and equipment		(32,524,383)		(32,055,318)
Intangible assets		(7,983,152)		(88,885)
Interest received		6,233,552		2,804,625
Proceeds from equity instruments		—		684,030

Net cash flows used in investing activities		(34,273,983)		(28,655,548)

Financing activities
Loans obtained from financial institutions		449,928,638		286,723,631
Debt payments, principal only		(416,412,383)		(242,651,426)
Interest paid		(56,785,264)		(51,576,682)

Net cash flows from financing activities		(23,269,009)		(7,504,477)

Net increase (decrease) in cash and cash equivalents		5,666,814		(43,714,298)
Effects of foreign exchange on cash balances		5,988,143		(9,287,298)
Cash and cash equivalents at the beginning of the period		97,851,754		163,532,513

Cash and cash equivalents at the end of the period (Note 7)	Ps.	109,506,711	Ps.	110,530,917

[1]	Recognized as available-for-sale financial assets before January 1, 2018.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”).

In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

As of June 30, 2018, the Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos. Pursuant to the approved corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met. On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary.

The Subsidiary Entities, and their respective primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons.

•

Pemex Drilling and Services: This entity performs drilling services and repair and services of wells. • Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•

Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive state-owned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of the date of these financial statements, all of the creation resolutions of the productive state-owned subsidiaries have come into effect. The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos (see Note 3(a)).

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence (see Note 3(a)). Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México.

NOTE 2. BASIS OF PREPARATION

a.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2018 and December 31, 2017, and for the three and six-month periods ended June 30, 2018 and 2017, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2017. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements, except for the adoption of IFRS 9 and IFRS 15 “Revenue from Contracts with Customers” (see Note 3- r).

On October 8, 2018, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Alberto Treviño Medina, Chief Executive Officer, Mr. David Ruelas Rodríguez, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

b.	Basis of measurement and going concern

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost, present value. The principal items measured at fair value are derivative financial instruments (“DFIs”) and equity instruments; the principal item measured at amortized cost is debt, the principal item measured at present value is the provision for employee benefit. Investments in joint ventures and associates measured through equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

During the six months ended June 30, 2018, PEMEX recognized a net loss of Ps. 49,860,395 caused mainly by the depreciation of the peso relative to the U.S. dollar, as well as the heavy tax burden applicable to the industry. In addition, PEMEX had a negative equity of Ps. 1,546,835,263 and Ps. 1,502,352,385 as of June 30, 2018 and December 31, 2017, respectively, and a negative working capital of Ps. 8,450,455 and Ps. 25,600,895, respectively.

PEMEX believes net cash flows from its operating and financing activities, including its availability of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility in the twelve months following the date of issuance of these unaudited condensed consolidated interim financial statements.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree, as further described below:

•

Plan for 2018: The 2018 actions set out certain objectives that PEMEX expects to achieve to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional strategic alliances and partnerships, including an intensive farm-out program. These actions that PEMEX intends to follow through its Subsidiary Entities are explained as follows:

•

Pemex Exploration and Production will continue to focus its investments on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon operation and production together with the discovery of crude oil and gas. Additionally Pemex Exploration and Production will focus its efforts on the following strategies: (1) establishing a model of exploration that allows it to achieve the objective of incorporating and increasing proved reserves; (2) developing a master plan for the development of shales; (3) containing and reversing declines in the production of wells through reactivation and maintenance activities performed on closed wells through integrated services; (4) continuing with farm-outs to develop complex fields and leverage third-party resources; (5) establishing schemes, including strategic partnerships and alliances, to attract additional investment; (6) increasing revenues from hydrocarbons trading; and (7) strengthening operational efficiency and cost control.

•

Pemex Industrial Transformation continues working in 2018 to perform reconfiguration and auxiliary services for its refineries and to focus on the following strategies: (1) keeping its facilities safe and reliable, (2) improving the financial balance, (3) maintaining a market share in Mexico of over 65%; and (4) eliminating debts, which will help to improve its refining margin.

•

Pemex Logistics received approval from the Comisión Reguladora de Energía (the Energy Regulatory Commission or “ERC”) to participate in Phase 2 of the Open Season, which will provide profitable and competitive services to multiple customers for pipeline transportation and an oil storage system.

•

PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities and the maximization and reactivation of the production of goods and services through strategic alliances.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

In addition, PEMEX also continues to take certain specific measures to improve its financial position, including the following:

•

Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, in August 2017, PEMEX began the process of inviting existing employees to migrate from a defined benefit plan to a defined contribution plan, which will allow Pemex to decrease its employee benefits service cost and its employee benefits liability.

•	Asset Sales. PEMEX continues to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable.

•

Decreased Debt Financing. PEMEX will continue developing liability management transactions in accordance with market conditions and in order to improve its financial profile, with longer due dates and better interest rates. As a result of this strategy, Standard & Poor’s and Fitch increased PEMEX’s ratings outlook from negative to stable.

•

The consolidated annual budget of Petróleos Mexicanos and its Subsidiary Entities for 2018 is approximately Ps. 391,946,000, a 1.7% increase as compared to the Ps. 385,211,257 consolidated annual adjusted budget for 2017.

•	Since 2017, PEMEX entered into a crude oil hedge program to partially protect its cash flows from decreases in the price of Mexican crude oil.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of June 30, 2018 and December 31, 2017 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c.     Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

iii.

As of June 30, 2018 and December 2017, the employee benefits provision was approximately 35% of PEMEX’s total liabilities, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Translation of unaudited condensed consolidated interim financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the statement of comprehensive income.

d.     Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

Information about estimates, assumptions and critical accounting policies that have the most significant effects on the amounts recognized in the unaudited condensed consolidated interim financial statements are described in the following notes:

•	Note 3(d) Financial instruments – determination of fair values

•	Note 3(f) Wells, pipelines, properties, plant and equipment, including the successful efforts method – economic feasibility determining to capitalize assets

•	Note 3(h) Impairment of non-financial assets – cash flow estimates and discount rates determination

•	Note 3(j) Provisions – environmental liabilities and retirement of assets

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•	Note 3(k) Employee benefits – actuarial assumptions and hypothesis

•	Note 3(l) Income taxes and duties – assessment of deferred income tax asset recovery

•	Note 3(m) Contingencies – assessment of likelihood of contingency of existence

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the periods presented and followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

a.	Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions of the consolidated companies; income and expenses, as well as unrealized profits and losses resulting from operations between them have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, “Consolidated Financial Statements” (“IFRS10”).

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of PEMEX’s participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

Petróleos Mexicanos controls a subsidiary when it is exposed to or has rights to variable returns from the company and has the ability to affect those returns through its power over the company.

The financial statements of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of Petróleos Mexicanos’ unaudited condensed consolidated interim financial statements applying the same accounting policies.

For more information about Subsidiary Companies, see Note 4.

Investments in associates and joint arrangements

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. It is presumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint arrangements are those arrangements whereby two or more parties have joint control of an arrangement. A joint arrangement is either a joint venture, where both of the parties have rights to the net assets of the arrangements, or a joint operation, where the parties have both rights to the assets, and obligations for the liabilities relating to the arrangements.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to the share of each party and in accordance with the applicable IFRS for each of those items. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains and losses corresponding to PEMEX’s share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

When the value of the share of losses exceeds the value of PEMEX’s investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is liable for obligations incurred by those associates and joint ventures.

For more information about associates and joint arrangements, see Note 11.

Non-controlling interests

The equity interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the unaudited condensed consolidated interim statements of financial position, the unaudited condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interests” and as “net income and comprehensive income for the period, attributable to non-controlling interests,” in the unaudited condensed consolidated interim statements of comprehensive income.

Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary.

Dividends in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of dividends in non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to these measurements of the fair value, between the date on which the distribution is declared and the date when the assets are transferred, are recognized directly in equity.

When distributing non-cash assets, any difference between the carrying amount of the liability for distribution of dividends and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

b.	Transactions in foreign currency

In accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”), transactions in foreign currencies are translated and recorded at exchange rates at the dates of the transactions and/or of the presentation of financial information.

Exchange differences arising from the settlement of monetary items or from the translation of monetary items into rates different from those at which they were translated on their initial recognition, are recognized in the results of operations in the reporting period in which they arise. When a gain or loss from a non-monetary item is recognized in other comprehensive results, any exchange difference included in that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss from a non-monetary item is recognized in the results of operations, any exchange difference included in that gain or loss is recognized in the results of operations for the period.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

c.	Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i.	in the principal market for the asset or liability; or

ii.	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

d.	Financial instruments

Policy applicable in 2018 and 2017

i.	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when PEMEX becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL (as defined below), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Policy	applicable from January 1, 2018

ii.	Classification and subsequent measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at: Amortized Cost; Fair Value Through Other Comprehensive Income (“FVTOCI”)-debt investment; FVTOCI-equity investment; or Fair Value Through Profit and Losses (“FVTPL”).

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

A debt instrument is measured at FVTOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, PEMEX may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI (as described above) are measured at FVTPL.

This includes all derivative financial assets (see Note 16). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Policy	applicable from January 1, 2018

Financial assets - Business model assessment

PEMEX makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice, which include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to PEMEX management;

•	the risk that affects the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated (e.g., whether compensation is based on the fair value of the assets, managed or the contractual cash flows collected), and

•	the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with PEMEX’s continuing recognition of the assets.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Policy	applicable from January 1, 2018

Financial Asset - Assessment whether contractual cash flows are solely payments of principal and interest.

For the purposes of this assessment, principal is defined as the fair value of the financial assets on initial recognition.

Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during period of time and for the basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, PEMEX considers the contractual terms of the instrument, which includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, PEMEX considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable rate features;

•	prepayment and extension features; and

•	terms that limit PEMEX’s claim to cash flows from specified assets (for example, non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Policy	applicable from January 1, 2018

Financial assets – Subsequent measurement and gain and losses

Financial assets at FVTPL	Financial assets at FVTPL are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Policy applicable before January 1, 2018

Financial assets

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; and (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX’s documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX’s investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive results and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans and receivables

Loans and receivables are initially recognized at fair value. After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate (“EIR”) method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the consolidated statements of comprehensive income.

Policy applicable in 2018 and5 2017

Derivative financial instruments

DFIs presented in the consolidated statements of financial position were valued at fair value. In the case of DFIs held for trading, changes in fair value were taken directly to profit or loss for the period; in the case of DFIs formally designated as and that qualify for hedging, they are accounted for the following the fair value or cash flow hedge accounting model.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Financial liabilities: Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

PEMEX derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which PEMEX neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

PEMEX enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

PEMEX derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. PEMEX also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv.	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, PEMEX currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Derivative financial instruments and hedge accounting

PEMEX holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

PEMEX uses derivative financial instruments to hedge the risk exposure in foreign currency, interest rate and the price of its products. However, these contracts are not accounted as designated hedges. DFIs are initially recognized at fair value on the date on which a derivative contract is entered into and after initial recognition are measured again at fair value. Derivatives are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative. Any gain or loss arising from changes in the fair value of the derivatives is recognized directly in the income statement.

Policy applicable from January 1, 2018

vi.	Impairment

Financial instruments and contract assets

PEMEX recognizes loss allowances for Estimated Credit Losses (“ECLs”) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI; and

•	contract assets (as defined in IFRS 15).

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, PEMEX considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on PEMEX’s historical experience and informed credit assessment which includes forward-looking information.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

PEMEX assumes that the credit risk on a financial asset has increased significantly if it does not comply with the terms established in the contract.

PEMEX considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as realizing security (if any is held).

PEMEX considers that a debt instrument has a low credit risk, when its credit rating is classified as ‘investment grade’. The investment grade classification is based on minimum credit ratings of Baa3 (Moody’s) and BBB- (S & P and Fitch), as well as its equivalent in other rating agencies

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which PEMEX is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.

Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, PEMEX assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract such as a default or being more than 90 days past due;

•	the restructuring of a loan or advance by PEMEX on terms that it would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Presentation of allowance for ECL in the unaudited condensed consolidated interim statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when PEMEX determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with PEMEX’s procedures for recovery of amounts due.

Policy applicable before January 1, 2018

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

Objective evidence that a financial asset or group of assets is impaired includes significant financial difficulty of the issuer or obligor, a breach of contract, such as a default or delinquency in interest or principal payments; the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider; it becoming probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of financial difficulties; or observable data indicating that there is a measurable decrease in the estimated future cash flows. Impairments by asset are:

•	Impairment of financial assets carried at amortized cost

The impairment of financial assets carried at amortized cost is measured as the difference between the assets carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss previously recognized shall be reversed in profit or loss.

•	Impairment in available–for–sale financial assets

In addition to the above-mentioned, a significant or prolonged decline in the fair value of an investment in an available–for–sale equity instrument is also objective evidence of impairment.

When there is objective evidence of the impairment of an asset, the accumulated loss recognized in OCI shall be reclassified from equity to profit or loss even though the financial asset has not been derecognized.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

If, in a subsequent period, the impairment loss decreases, the reversal shall be reflected as a reversal in OCI.

e.	Inventories and cost of sales

Inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advance payment to suppliers for inventory purchases are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

f.	Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are recorded at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, “Exploration for and Evaluation of Mineral Resources” in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable to capitalize as fixed assets, otherwise they are recognized as exploration expenses. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

In accordance with IAS 16, “Property, Plant and Equipment” (“IAS 16”), initial costs of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells.

The cost of financing projects that require large investments and financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, interest on financing and any other costs directly attributable to start up. In some cases the cost also includes the cost of plugging of wells and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, they are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a significant component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and reitions of wells, pipelines, properties, plant and equipment carried out to maintain the facilities in normal operation conditions are recognized in profit or loss as incurred.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Depreciation and amortization of capitalized costs in wells are determined based on the estimated economic life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the period, with quarterly updates for new development investments.

Depreciation of other elements of pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment are significant relative to the total cost of the item, the part is depreciated separately.

Estimated useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is recorded as a deferred liability based on the period in which the assets will provide services to the customers.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

g.	Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. In accordance with the aforementioned and based on the applicable regulation as of the date of these unaudited condensed consolidated interim financial statements, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes because they are not PEMEX’s property. PEMEX estimates total proved oil and natural gas reserve volumes in accordance with the definitions, methods and procedures established in Rule 4-10(a) of Regulation S-X (“Rule 4-10(a)”) of the U.S. Securities and Exchange Commission (“SEC”) as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and

Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the “SPE”) as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

h.	Impairment of non-financial assets

The carrying amounts of PEMEX’s non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset or its cash-generating unit exceeds the recoverable amount, PEMEX records an impairment charge in its consolidated statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash flows independently from other assets or groups of assets.

The recoverable amount of an asset or a cash-generating unit is defined as the higher of its fair value minus the costs of disposal and its value in use. The value in use is the discounted present value of the net future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit, assuming that such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined using the value in use based on the proved reserves and probable reserves, in some cases, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other investments are recognized as profit (loss) sharing in associates.

An impairment loss shall be reversed if there has been a change in the estimates used since the date when the impairment loss was recognized. These reversals will not exceed the carrying value of the asset as though no impairment had been recognized. Impairment losses and reversals are presented in a separate line item in the unaudited condensed consolidated interim statement of comprehensive income.

i.	Leases

The determination of whether an agreement is or contains a lease is based on the economic substance of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant effective interest rate for the outstanding liability. The financing costs are recognized in the unaudited condensed consolidated interim statement of comprehensive income.

Operating lease payments are recognized as expenses in the unaudited condensed consolidated interim statement of comprehensive income on a straight line basis over the term of the lease and variable rent payments are recognized in the operating results on an accrued basis.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

j.	Provisions

PEMEX recognizes provisions when, as a result of a past event, PEMEX has incurred a legal or assumed present obligation for which a future disbursement is probable and the value of such disbursement is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted as expenses or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period expenses.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of wells, pipelines, properties, plant and equipment and their components are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

k.	Employee benefits

Beginning January 1, 2016, Petróleos Mexicanos and the Subsidiary Entities operate both a defined contribution plan and a defined benefit pension plan.

Defined contribution pension plan

In this plan, both Petróleos Mexicanos and the Subsidiary Entities and their respective employees contribute to the worker’s individual account. PEMEX’s contributions are recognized on an accrual basis as cost, expense or asset, and are credited to liability.

Contributions to the defined contribution plan that are not expected to be fully settled within 12 months after the end of the annual reporting period in which the employee rendered related services will be discounted using the defined benefit plan discount rate.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Defined benefit plan

Under the defined benefit plan, Petróleos Mexicanos and the Subsidiary Entities are the only parties that contribute to a trust, which is managed separately. Petróleos Mexicanos and the Subsidiary Entities recognize the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive results for the period in which they are determined.

The costs of prior services are recognized within profit or loss for the period in which they are determined.

The asset or liability in the defined benefit plan comprises the present value of the defined benefit obligation less the fair value of plan assets for which obligations have to be settled. The value of any asset is limited to the present value of any economic benefit represented by the plan reimbursements or reductions of the future contributions to the plan.

In addition, other long term employee benefits include the seniority premiums payable for disability, death and survivors benefits, medical services, gas and basic food basket for beneficiaries.

The obligations and costs of the defined benefit plan recognized in the interim periods are based on the actuarial calculation of the previous year.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

l.	Income taxes and duties

Current income tax

Current income tax assets or liabilities for the current and prior years are measured as the amount expected to be paid or to be recovered from the tax authorities, using either the tax rates in force or tax rates which are in the process of being approved and are substantially completed by the end of the reporting period.

Current income taxes related with items that are recognized as equity are presented in the OCI of the year. Periodically, PEMEX evaluates the positions taken in its tax returns for those regulations that are subject to interpretation and books corresponding provisions, if it is deemed necessary.

Deferred income taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

•

the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•

taxable temporary differences associated with investments in subsidiaries, branches and associates, and interest in joint arrangements, when the parent, investor, joint venture or joint operator is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Deferred tax assets are recognized for all deductible temporary differences and the carry forward of both unused tax credits and unused tax losses to the extent that it is probable that taxable profit will be available against deductible temporary differences, and that the carry forward of both unused tax credits and unused tax losses can be utilized, unless:

•

the deferred tax asset relating to deductible temporary difference arises from the initial recognition of asset or liability derived from a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or tax loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. PEMEX reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that a sufficient taxable profit will be available to allow the benefit of that deferred tax asset to be utilized in whole or in part. Unrecognized deferred tax assets are revalued at each reporting date and will be recognized to the extent that it is probable that future taxable income will be sufficient to allow for the recovery of the deferred tax asset.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities related with items that are recognized in equity shall be presented directly in OCI.

Deferred tax assets and deferred tax liabilities are offset if PEMEX has a legal right to set off current tax assets against current tax liabilities and are levied by the same taxation authority or the same taxable entity.

Income taxes and duties

PEMEX is subject to taxes and special duties, which are based on the value of hydrocarbons extracted, with certain deductions.

These taxes and duties are recognized in accordance with IAS 12, “Income Taxes” (IAS 12), when they have the characteristics of income tax, which occurs when such taxes are set by a government authority and are determined on a formula that considers the balance of income (or extraction valued at a selling price) less expenses. Taxes and duties that meet this criteria should be recognized for current and deferred income tax based on the above paragraphs. Taxes and duties that do not meet this criteria are recognized as liabilities, affecting the costs and expenses relating to the transactions that gave rise to them.

Royalties

Royalties are payable pursuant to license agreements. These royalties are recognized as liabilities and affect the items of costs and expenses related to the operations that gave rise to them.

m.	Contingencies

Contingency losses are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

n.	Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. PEMEX recognizes revenue when it transfers control over a product or service to a costumer (see Note 6).

Before January 1, 2018, revenue was measured at the fair value of the consideration received or receivable. Revenue from the sale of goods was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably, there was no continuing management involvement with the goods and the amount of revenue could be measured reliably. Revenue from rendering of services was recognized in proportion to the stage of completion of the work performed at the reporting date, which was determined based on surveys.

o.	Presentation of consolidated statements of comprehensive income

Revenue, costs and expenses shown in PEMEX’s unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX’s operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Revenues

Represents revenues from sale or products or services.

Cost of sales

Cost of sales represents the acquisition and production costs of inventories at the time of sale. Cost of sales mainly includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Other revenues (expenses), net

Other revenues (expenses), net consist primarily of income and expenses that are not related directly to the operation of PEMEX.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection with the storage, sale and delivery of products, such as the depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX’s areas that provide administrative support.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to PEMEX’s financing operations less any portion of the financing cost that is capitalized.

When calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset has no credit impairment) or to the amortized cost of the liability. However, financial assets with credit impairment after initial recognition, interest income is calculated by applying the effective interest rate at the amortized cost of the financial asset. If the asset ceases to be impaired, the interest income calculation returns to the gross base.

p.	Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

q.	Non-current assets held for sale, non-current assets held for distribution to owners and discontinued operations

Non-current assets held for sale

PEMEX classifies a non-current asset, or a disposal group of assets, as held for sale if (a) its carrying amount will be recovered principally through a sale transaction rather than through continuing use; (b) the asset or group of assets is available in its present condition for immediate sale and (c) the sale is expected to be completed within one year from the date of classification, or more, with certain exceptions.

Non-current assets classified as held for sale are measured at the lower of its carrying amount, and fair value less cost of sales and presented in a separate line item in the consolidated statements of financial position. Non-current assets classified as held for sale are not subject to depreciation or amortization after the classification as held for sale.

The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position. Those assets and liabilities are not offset and are presented as a single amount.

Non-current asset held for distribution to owners

When PEMEX agrees to distribute a non-current asset, or a disposal group of assets, to owners, this asset or disposal group of assets, is classified as held for distribution to owners if: a) a non-current asset or disposal group of assets is available for immediate distribution in its present condition and b) the distribution must be highly expected to be completed within one year from the date of classification, with certain exceptions.

Non-current assets classified as held for distribution are measured at the lower of their carrying amount and fair value less cost of distribution and are presented in a separate line item in the consolidated financial statements. Non-current assets classified as held for distribution are not subject to depreciation or amortization after the classification as held for distribution.

The liabilities of a disposal group classified as held for distribution to owners are presented separately from other liabilities in the statement of financial position. Those assets and liabilities shall not be offset and shall be presented as a single amount.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale, and either:

•	represents a separate major line of business or geographical area of operations;

•	is part or a single coordinated plan to dispose of a separated major line of business or geographical area of operations; or

•	is a subsidiary acquired exclusively with a view to resale.

The revenues or expenses from discontinued operations, including profits or losses from previous years, are presented in a specific line item in the consolidated statements of comprehensive income.

r.	Accounting changes

As of January 1, 2018, PEMEX adopted IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) and IFRS 9

“Financial Instruments” (“IFRS 9” (2014)). There have been changes in other IFRS that are effective as of January 1, 2018, but these changes do not have a material effect on these unaudited condensed consolidated interim financial statements.

•	IFRS 15

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs and IFRIC 15 Agreements for the Construction of Real Estate.

PEMEX adopted IFRS 15 with the retrospectively cumulative transition method at January 1, 2018. Under this transition method, comparative information has not been restated and it is presented under IAS 18 and IAS 11. As of January 1, 2018, no significant uncompleted contracts were identified, so there was no impact on the unaudited condensed consolidated interim financial statements due to the initial adoption of the standard.

Under IFRS 15, revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. PEMEX recognizes revenue when it transfers control over a product or service to a costumer.

In the case of comparative periods, revenue was measured at the fair value of the consideration received or receivable. Revenue from the sale of goods was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably. Revenue from rendering of services was recognized in proportion to the stage of completion of the work performed at the reporting date.

The details of the main impacts generated by the adoption of IFRS 15 are the following:

a.	Nature of revenues of products and services

The following is a description of the nature, deliver timing, significant payment clauses of PEMEX’s main revenues. For more information see Note 6, Revenue.

•	Crude oil sales

Nature, performance obligations and timing of revenue recognition

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Domestic and export sales of crude oil in national and international market are approximately 50% of each market. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm); Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

In the case of sales to the international market, revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the shipping point.

Determination and allocation of the transaction price

The price of the product is determined based on a market components formula and with respect to the crude oil sold and in accordance with the provisions of the Hydrocarbon Trading Strategies Management.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the destination port. In some cases, there may be a period of up to 2 months in determining the final sale price, when it comes to sales to the European market, the Middle East and Asia.

Crude oil sale contracts consider possible customer’s claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9	For orders that have variations in price, revenue was adjusted upon the product’s arrival at its final destination and the final price is defined.

Revenue is measured initially estimating the variable compensations such as quality and volume claims, delays in boarding etc.	A decrease in revenue was recognized when quality and volume claims, or other variable compensations were known.

•	Sale of Petroleum products

Nature, performance obligations and timing of revenue recognition

Refined products and their derivatives are sold within the national market. The Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) purchases a significant portion of the fuel oil production, while Airports and Auxiliary Services purchases most of the jet fuel. The most important refined products are gasoline and diesel.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Energy Regulatory Commission (ERC). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.

Transportation and handling services were recognized as a separate service income, on the basis of prices established in the service orders. However, service income was also recognized at the point of delivery.

Revenue is measured initially estimating the variable compensations such as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known.

•	Sales of natural gas

The sale of natural gas, liquefied petroleum gas, naphtha, butane, ethane and some other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives are mainly carried out in the domestic market.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
There is only one performance obligation that includes transport and handling services to the point of delivery.	Natural gas supply, transportation and fuel capacity were considered as performance obligations. Sales of natural gas were recorded as sale of products while the amount charged to customers for transportation and fuel capacity was recognized as other revenue at the point of delivery.

Revenue is measured initially estimating the variable compensations as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known

•	IFRS 9

In July 2014, the IASB finalized the accounting reform of financial instruments and issued IFRS 9, which contains the requirements for, a) the classification and measurement of financial assets and liabilities, b) impairment methodology, and c) general information about hedge accounting. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement as of its effective date.

PEMEX has adopted IFRS 9 Financial Instruments issued in July 2014 with a date of initial application of January 1, 2018.

The requirements of IFRS 9 represent a significant change from IAS 39 Financial Instruments: Recognition and Measurement.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The nature and effects of the key changes to PEMEX’s accounting policies resulting from its adoption of IFRS 9 are summarized below.

As a result of the adoption of IFRS 9, PEMEX adopted consequential amendments to IAS 1 Presentation of Financial Statements, which requires impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Previously, PEMEX’s approach was to include the impairment of trade receivables in other expenses.

•	Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and

FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of trading, held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

For an explanation of how PEMEX classifies and measures financial assets and accounts for related gains and losses under IFRS 9, see Note 16.

With respect to financial liabilities, the current classification and measurement criteria under IAS 39 have been transferred to IFRS 9, including the criteria for using the fair value option. The only change contemplated by IFRS 9 in relation to financial liabilities is related to liabilities designated at FVTPL. Changes in the fair value of such financial liabilities attributable to changes in the entity’s own credit risk will be presented in OCI instead of in the period’s results. The adoption of IFRS 9 has not had a significant effect on PEMEX’s accounting policies for financial liabilities.

•	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

•	Hedge accounting

PEMEX, as part of the initial adoption, selected accounting policy to continue applying the hedge accounting requirements of IAS 39, instead of those included in IFRS 9. PEMEX uses derivative financial instruments to hedge the risk exposure in foreign currency, interest rate and the price of its products. However, these contracts are not accounted as designated hedging instruments. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and after initial recognition are measured again at fair value. Derivatives are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative. Any gain or loss arising from changes in the fair value of the derivatives is recognized directly in the income statement. This policy applies to the comparative information presented in 2018 and 2017.

•	Transition

PEMEX has defined January 1, 2018 as the initial date of adoption of IFRS 9 “Financial Instruments” and according to the transitional standard in IFRS 9, PEMEX will not restate previous periods for comparison purposes and any difference that may arise as a result of the adoption of IFRS 9 between the previous carrying amount and the carrying amount at the beginning of the reporting period shall be recognized in accumulated results over the opening initial period.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As a result of the adoption of IFRS 9 and based on compliance with the Classification and Measurement requirements, PEMEX concluded that its financial assets will continue to be recognized in the current category as follows::

Classification
Assets		IFRS 9	Change
Cash and equivalents	Loans and receivables	FVTPL	No
Account receivables short term – net	Loans and receivables	Amortized Cost	No
Equity instruments	Financial assets available for sale	FVTOCI	No
Derivative financial instrument	FVTPL	FVTPL	No
Account receivables long term – net	Loans and receivables	Amortized Cost	No

PEMEX has concluded that the financial assets most affected by the impairment estimate under the expected credit loss model will be its accounts receivables, in relation to PEMEX’s holding of the long-term notes issued by the Mexican Government. The evaluation of the possible impairment of the notes was made using the general approach for calculating impairment of the notes was made using the general approach for calculating impairment contemplated under IFRS 9. The evaluation does not have material effects.

PEMEX considers it probable that impairment losses increase and present more volatility for instruments under the new methodology of expected credit losses. Furthermore, PEMEX considers that most of its accounts receivable are short-term without a significant financial component, so the simplified approach will be applied.

PEMEX considers that the application of the impairment requirements of IFRS 9 as of December 31, 2017 did not significantly impact the reserves as of January 1, 2018. The adjustment as of January 1, 2018 of the reserves of financial assets in comparison with impairment losses incurred under IAS 39 was approximately Ps. 24,957.

s.	New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these unaudited condensed consolidated interim financial statements but could have effect in subsequent PEMEX’s financial information.

The new standards will be effective for periods beginning in 2019.

a) IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide interpretations.”

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•

the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•

the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.”

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these unaudited condensed consolidated interim financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its net income (loss) for the year. PEMEX estimates that it will conclude the implementation of IFRS 16 in February 2019.

b)	IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

In order to make these tax assessments, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

•

If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•

If the entity concludes that it is not probable that a particular tax treatment is accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

PEMEX do not anticipate being impacted by IFRIC 23 because all tax positions are discussed and agreed with SHCP prior to releasing quarterly or annual financial statements.

c)	Annual improvements – 2015-2017 Cycle

In December 2017, the IASB published “the Annual Improvements to the IFRS of the 2015-2017 Cycle” through which it clarifies the following IFRS:

•	IFRS 3 Business Combinations

IFRS 3 Business Combinations clarifies how an entity should recognize an increase of its interest in a joint operation:

•

When a party to a joint arrangement obtains control of a business that was a part of that joint arrangement, and where that party had assumed a portion of the rights to the assets and obligations to the liabilities of that business prior to the acquisition date, the acquisition will be considered a business combination that is achieved in stages. The acquiring entity must therefore apply the requirements for a business combination achieved in stages, including by measuring its previously held interest in the joint arrangement.

•

When a party participates in, but does not share in the control of a joint operation, and subsequently takes joint control of that joint operation, this will constitute the acquisition of a business and previously held interest in the joint operation are not measured.

•	IAS 12 Income Tax

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

All income tax consequence of dividends (including payments on financial instruments classified as equity) are recognized consistently with the transactions that generated the distributable profits (i.e., in profit or loss, OCI or equity basis).

•	IAS 23 Borrowing Costs

With respect to the treatment of costs for loans subject to capitalization:

•

To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, that entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period.

•

However, an entity shall exclude from this calculation borrowing cost applicable to borrowing made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended used or sale are complete.

The amount of borrowing costs that an entity capitalizes during a period shall not exceed the amount of borrowing costs it incurred during that period.

The amendments are effective for annual periods beginning on or after January 1, 2019.

PEMEX is in the process of evaluating the impact that these amendments will have on its consolidated financial statements.

t.	Reclassifications

In order to provide a better presentation in other assets the following amounts in the consolidated financial statements as of December 31, 2017 were reclassified to intangible assets, as follows:

	2017
Line item	As previously (reported)	Reclassification	Following Reclassification
Intangible assets	Ps. 9,088,563	Ps. 5,590,077	Ps. 14,678,640
Other assets	11,485,177	(5,590,077)	5,895,100

NOTE 4. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of June 30, 2018, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Cogeneration and Services, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, DAC. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)(vi)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(iv)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)(v)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)(vii)

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)(iii)

•	PMX Cogeneración Internacional, S.L. (MG COG) (iv)(vi)(viii)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv) (viii)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)

•	Grupo Fertinal (GP FER) (iv)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(v)

•	P.M.I Trading Mexico, S.A. de C.V. (TRDMX) (iii)

•	Holdings Holanda Services, B.V. (HHS) (vi)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company.

iii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

iv.	As of February 2017, this company merged with HPE.

v.	As of June 2017, this company merged with SUS.

vi.	As of October 2017, PMI HBV was divided, and HHS was created and included in the consolidated financial statements of PEMEX.

vii.	This company was liquidated.

viii.	As of December 2017, PEMEX acquired shares in these companies and they were included in the consolidated financial statements of PEMEX.

NOTE 5. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations have been conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services, drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other operating subsidiary companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 32 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy, and it also provides technical and management activities associated with these services.

•	The drilling segment receives income from drilling services, and servicing and repairing wells.

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making.

As of/for the six month periods ended June 30 , 2018	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	235,689,465	481,690,782	—	—	—	1,773,974	6,563,445	101,552,868	2,012,018	—	829,282,552
Intersegment	213,902,695	85,736,578	—	2,212,873	32,019,150	1,046,387	704,832	323,999,851	48,776,165	(708,398,531)	—
Services income	—	362,963	—	25,156	2,489,437	1,948	5,578	35,821	1,366,587	—	4,287,490
(Reversal) impairment of wells pipe-lines, properties, plant and equipment	(36,711,403)	(7,803,065)	—	—	—	2,154,016	—	—	—	—	(42,360,452)
Cost of sales	210,101,903	563,862,842	—	1,060,852	20,167,802	3,411,785	7,353,302	417,171,921	24,906,788	(667,061,674)	580,975,521

Gross income (loss)	276,201,660	11,730,546	—	1,177,177	14,340,785	(2,743,492)	(79,447)	8,416,619	27,247,982	(41,336,857)	294,954,973
Other revenues (expenses), net	4,101,924	3,348,024	1,788	(1,932,918)	(14,265,893)	25,831	67,732	447,308	1,520,399	14,409,860	7,724,055
Distribution, transportation and sales expenses	124,828	12,392,562	—	63	15,382	179,403	82,391	232,858	37,459	(1,990,895)	11,074,051
Administrative expenses	27,360,806	21,236,183	—	352,138	4,550,764	242,689	626,410	916,991	34,198,389	(25,158,088)	64,326,282

Operating income (loss)	252,817,950	(18,550,175)	1,788	(1,107,942)	(4,491,254)	(3,139,753)	(720,516)	7,714,078	(5,467,467)	221,986	227,278,695
Financing income	42,975,869	4,867,481	1	142,575	612,787	2,818	11,729	370,485	70,368,989	(108,383,165)	10,969,569
Financing cost	(59,110,719)	(973,317)	—	(381,390)	(144,266)	(189,543)	(25,559)	(732,894)	(103,576,300)	108,161,171	(56,972,817)
Derivative financial instruments (loss) gain, net	(9,682,793)	(20,907)	—	—	—	—	—	(1,661,925)	2,072,712	7	(9,292,906)
Foreign exchange (loss) income, net	8,727,059	(1,599,203)	—	(34,203)	(98,860)	(10,478)	(10,478)	265,227	(4,733,747)	—	2,505,317
(Loss) profit sharing in associates	60,095	—	—	—	(553)	—	—	432,093	(5,268,146)	5,624,647	848,136
Taxes, duties and other	226,543,089	—	—	(411,178)	(6,126,518)	—	—	3,865,394	1,325,602	—	225,196,389

Net (loss) income	9,244,372	(16,276,121)	1,789	(969,782)	2,004,372	(3,336,956)	(744,824)	2,521,670	(47,929,561)	5,624,646	(49,860,395)

Total current assets	1,092,665,803	228,874,626	—	8,774,048	31,284,758	1,963,988	4,276,184	148,590,483	536,016,409	(1,689,878,695)	362,567,604
Investments in joint ventures and associates	124,423	4	—	—	17,783	—	—	15,965,142	(466,946,467)	467,777,870	16,938,755
Wells, pipelines, properties, plant and equipment, net	943,299,127	289,594,157	—	17,478,212	117,402,968	3,659,202	18,479,853	6,763,729	33,546,577	—	1,430,223,825
Total assets	2,109,752,502	519,391,505	—	27,119,590	179,211,676	5,675,237	22,917,849	177,847,795	2,159,248,411	(3,068,456,971)	2,132,707,594
Total current liabilities	292,778,523	126,822,276	—	2,924,666	29,530,499	6,531,365	2,703,176	100,825,821	1,491,499,353	(1,682,597,620)	371,018,059
Long-term debt	1,849,958,235	21,262,169	—	10,814,834	2,438,389	—	—	2,344,152	1,862,043,745	(1,845,631,186)	1,903,230,338
Employee benefits	380,688,849	603,048,228	—	349,713	1,952,532	105,605	111,353	(930,408)	302,582,070	—	1,287,907,942
Total liabilities	2,613,361,506	755,563,795	—	15,587,610	40,684,421	6,640,994	2,846,006	105,534,647	3,675,558,718	(3,536,234,840)	3,679,542,857
Equity (deficit), net	(503,609,004)	(236,172,290)	—	11,531,980	138,527,255	(965,757)	20,071,843	72,313,148	(1,516,310,307)	467,777,869	(1,546,835,263)
Depreciation and amortization	59,022,608	9,303,331	—	1,150,621	2,533,607	(47,399)	691,806	31,225	1,047,916	—	73,733,715
Net periodic cost of employee benefits	17,203,359	27,159,469	—	16,500	109,640	7,245	6,320	16,764	13,523,709	—	58,043,006
Acquisition of wells, pipelines, properties, plant and equipment	26,220,322	5,598,406	—	305,607	1,203,918	60,585	162,838	72,176	1,221,778	—	34,845,630

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of/for the six month periods ended June 30, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	—	418,708,519	—	—	—	2,290,875	6,112,538	234,763,658	1,638,671	—	663,514,261
Intersegment	387,322,281	67,897,390	20,796	1,666,398	45,641,151	51,300	950,069	248,203,044	33,189,159	(784,941,588)	—
Services income	—	3,053,130	39,241	12,852	1,774,738	1,488	16,051	382,655	588,418	(447,467)	5,421,106
Impairment of wells pipe- lines, properties, plant and equipment	5,343,634	(3,977,849)	—	2,035,625	—	—	—	—	—	—	3,401,410
Cost of sales	184,384,848	514,898,359	70,205	619,910	21,607,682	2,692,122	6,918,801	476,326,584	11,762,832	(756,551,811)	462,729,532

Gross income (loss)	197,593,799	(21,261,471)	(10,168)	(976,285)	25,808,207	(348,459)	159,857	7,022,773	23,653,416	(28,837,244)	202,804,425
Other revenues (expenses), net	15,539,472	1,292,008	—	(90,423)	65,590	8,658	(7,624)	(5,857,219)	900,306	(25,415)	11,825,353
Distribution, transportation and sales expenses	—	15,467,380	4,392	—	32,186	231,962	167,348	158,261	18,644	(4,546,078)	11,534,095
Administrative expenses	28,475,643	18,824,418	16,858	493,768	3,626,719	243,137	574,522	798,932	30,281,796	(24,512,579)	58,823,214

Operating income (loss)	184,657,628	(54,261,261)	(31,418)	(1,560,476)	22,214,892	(814,900)	(589,637)	208,361	(5,746,718)	195,998	144,272,469
Financing income	69,818,829	5,584,282	—	20,592	471,888	990	31,278	462,796	74,909,454	(143,998,362)	7,301,747
Financing cost	(65,802,803)	(1,265,639)	(11,532)	(417,107)	(131,032)	(77,849)	(16)	(554,405)	(125,284,874)	143,932,332	(49,612,925)
Derivative financial instruments (loss) gain, net	60,229	1,217	—	—	—	—	—	401,399	19,870,040	—	20,332,885
Foreign exchange (loss) income, net	173,933,137	12,167,046	—	899,966	757,272	17,956	(3,942)	(74,187)	14,965,495	—	202,662,743
(Loss) profit sharing in associates	30,869	8,898	—	—	—	—	—	681,074	143,878,951	(143,724,838)	874,954
Taxes, duties and other	198,282,332	—	—	—	4,863,301	—	—	2,136,487	(155,996)	—	205,126,124

Net (loss) income	164,415,557	(37,765,457)	(42,950)	(1,057,025)	18,449,719	(873,803)	(562,317)	(1,011,449)	122,748,344	(143,594,870)	120,705,749

Total current assets	964,913,349	462,726,752	373,075	5,127,722	42,878,368	973,042	3,775,048	105,579,201	467,085,984	(1,729,964,853)	323,467,688
Investments in joint ventures and associates	170,393	258,066	—	—	—	—	—	16,177,240	(110,495,118)	114,912,582	21,023,163
Wells, pipelines, properties, plant and equipment, net	1,109,802,774	307,817,470	—	17,888,173	119,066,085	7,638,625	19,539,341	6,097,057	34,783,060	—	1,622,632,585
Total assets	2,111,214,443	771,049,731	373,087	23,633,374	179,130,478	8,666,191	23,414,242	132,925,292	2,202,326,329	(3,216,451,328)	2,236,281,839
Total current liabilities	267,249,434	361,029,037	489,095	2,193,240	17,339,578	2,975,536	1,838,802	61,377,372	1,372,311,581	(1,724,921,515)	361,882,160
Long-term debt	1,593,356,596	23,733,417	—	11,090,841	3,139,978	—	—	2,788,070	1,608,410,163	(1,593,095,189)	1,649,423,876
Employee benefits	372,165,984	590,820,264	202,730	461,089	602,008	22,824	23,951	(703,089)	288,348,867	—	1,251,944,628
Total liabilities	2,307,044,263	979,866,886	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,183	3,287,511,886	(3,331,363,910)	3,357,268,168
Equity (deficit), net	(195,829,820)	(208,817,155)	(319,356)	9,817,078	153,060,294	5,667,217	21,543,279	64,165,109	(1,085,185,557)	114,912,582	(1,120,986,329)
Depreciation and amortization	59,311,370	8,916,655	—	1,177,076	2,223,185	202,793	653,504	(51,384)	989,451	—	73,422,650
Net periodic cost of employee benefits	17,588,809	28,026,525	10,854	19,962	30,306	2,462	2,058	19,371	13,337,718	—	59,038,065
Acquisition of wells, pipelines, properties, plant and equipment	31,083,773	1,326,858	—	182,596	1,541,121	69,784	109,211	198	1,397,177	—	35,710,718

F – 40

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of the year ended December 31, 2017	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	1,036,063,541	570,380,888	179,807	6,871,148	49,391,784	3,155,476	3,994,381	158,414,445	506,187,594	(1,971,112,774)	363,526,290
Investments in joint ventures and associates	64,328	4	—	—	18,336	—	—	15,805,506	(465,026,224)	465,845,414	16,707,364
Wells, pipelines, properties, plant and equipment, net	945,945,889	286,423,735	—	18,956,882	119,647,553	5,713,998	19,008,822	6,739,231	34,073,216	—	1,436,509,326
Total assets	2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735	(3,332,142,280)	2,132,002,114
Total current liabilities	284,656,058	459,130,165	531,580	2,201,936	44,521,371	6,455,246	2,183,654	112,046,527	1,439,097,882	(1,961,697,234)	389,127,185
Long-term debt	1,826,843,268	25,437,147	—	11,258,734	2,814,640	—	—	2,712,654	1,837,690,559	(1,826,091,398)	1,880,665,604
Employee benefits	372,032,958	588,573,518	—	333,212	1,842,892	98,361	105,033	(966,238)	296,416,386	—	1,258,436,122
Total liabilities	2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972	(3,797,987,695)	3,634,354,499
Equity (deficit), net	(512,375,993)	(219,912,442)	(351,773)	12,334,324	135,189,742	2,367,406	20,833,155	69,966,018	(1,476,248,237)	465,845,415	(1,502,352,385)
Acquisition of wells, pipelines, properties, plant and equipment	67,845,989	14,678,182	—	418,283	5,189,409	219,152	475,196	321,145	4,832,462	—	93,979,818

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of/for the six month periods ended June 30, 2018	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	449,592,160	568,641,592	—	3,651,556	34,508,587	2,822,309	7,273,855	425,642,969	52,154,770
Less unrealized intersegment sales		—	(851,269)	—	(1,413,527)	—	—	—	(54,429)	—

Total consolidated sales	Ps.	449,592,160	567,790,323	—	2,238,029	34,508,587	2,822,309	7,273,855	425,588,540	52,154,770

Operating income (loss):
By segment	Ps.	253,357,916	(133,275)	1,788	(380,095)	(2,481,028)	(3,317,231)	(1,340,824)	8,112,877	(5,467,467)
Less unrealized intersegment sales		—	(851,269)	—	(1,413,527)	—	—	—	(54,429)	—
Less unrealized gain due to production cost valuation of inventory		(335,833)	(17,565,631)	—	388,751	—	—	—	(344,369)	—
Less capitalized refined products		(263,624)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	296,929	(2,010,226)	177,478	620,308	—	—

Total consolidated operating income (loss)	Ps.	252,817,950	(18,550,175)	1,788	(1,107,942)	(4,491,254)	(3,139,753)	(720,516)	7,714,079	(5,467,467)

Net income (loss):
By segment	Ps.	9,805,251	2,862,326	1,789	(493,393)	2,417,967	(3,911,486)	(1,069,148)	2,920,468	(47,929,561)
Less unrealized intersegment sales		—	(851,269)	—	(1,413,527)	—	—	—	(54,429)	—
Less unrealized gain due to production cost valuation of inventory		(335,833)	(17,565,631)	—	388,751	—	—	—	(344,369)	—
Less capitalized refined products		(263,624)	—	—	—	—	—	—	—	—
Less equity method elimination		(20,913)	(721,547)	—	—	311	397,052	(295,984)	1	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	548,387	(413,906)	177,478	620,308	—	—

Total consolidated net (loss) income	Ps.	9,244,372	(16,276,121)	1,789	(969,782)	2,004,372	(3,336,956)	(744,824)	2,521,671	(47,929,561)

Assets: By segment	Ps.	2,136,833,275	594,079,464	—	29,277,969	263,496,192	10,541,420	32,133,052	187,936,000	2,159,248,410
Less unrealized intersegment sales		1,057,924	(6,241,247)	—	—	7,184	(26,886)	(5,304)	(462,489)	—
Less unrealized gain due to production cost valuation of inventory		(3,993,365)	(59,944,861)	—	—	—	—	—	(8,465,262)	—
Less capitalized refined products		(263,624)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(23,160,662)	—	—	(2,158,379)	(84,205,024)	(1,980,175)	(8,902,379)	(424,850)	—
Less equity method for unrealized profits		(780,537)	(8,509,974)	—	—	(86,676)	(2,859,122)	(307,520)	(735,604)	—
Less amortization of capitalized interest		59,491	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,109,752,502	519,391,505	—	27,119,590	179,211,676	5,675,237	22,917,849	177,847,795	2,159,248,410

Liabilities:
By segment	Ps.	2,613,361,506	759,983,725	—	14,700,897	40,684,421	6,640,994	2,846,006	106,245,862	3,675,558,718
Less unrealized intersegment sales		—	(4,419,930)	—	886,713	—	—	—	(711,215)	—

Total consolidated liabilities	Ps.	2,613,361,506	755,563,795	—	15,587,610	40,684,421	6,640,994	2,846,006	105,534,647	3,675,558,718

As of/for the six month periods ended June 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	387,322,281	490,816,991	60,037	2,761,289	47,415,890	2,380,931	7,078,657	483,379,785	37,529,927
Less unrealized intersegment sales		—	(1,157,952)	—	(1,082,039)	—	(37,267)	—	(30,428)	—

Total consolidated sales	Ps.	387,322,281	489,659,039	60,037	1,679,250	47,415,890	2,343,664	7,078,657	483,349,357	37,529,927

Operating income (loss):
By segment	Ps.	184,850,445	(51,285,496)	(31,418)	(1,771,044)	18,769,749	(956,346)	(1,273,795)	130,103	(5,746,720)
Less unrealized intersegment sales		—	(1,157,952)	—	(1,082,039)	—	(37,267)	—	(30,428)	—
Less unrealized gain due to production cost valuation of inventory		(114,602)	(1,817,814)	—	980,327	—	—	—	108,686	—
Less capitalized refined products		(137,708)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	312,280	3,445,143	178,715	684,156	—	—

Total consolidated operating income (loss)	Ps.	184,657,626	(54,261,262)	(31,418)	(1,560,476)	22,214,892	(814,898)	(589,639)	208,361	(5,746,720)

Net income (loss):
By segment	Ps.	164,547,750	(34,979,887)	(139,629)	(1,267,592)	15,004,575	8,506,409	(1,147,445)	(1,089,708)	122,748,339
Less unrealized intersegment sales		—	(1,157,952)	—	(1,082,039)	—	(37,267)	—	(30,428)	—
Less unrealized gain due to production cost valuation of inventory		(114,602)	(1,817,814)	—	980,327	—	—	—	108,686	—

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Less capitalized refined products		(137,708)	—	—	—	—	—	—	—	—
Less equity method elimination		60,626	190,197	96,679	—	—	(9,521,659)	(99,030)	—	—
Less amortization of capitalized interest		59,491	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	312,280	3,445,143	178,715	684,156	—	—

Total consolidated net (loss) income	Ps.	164,415,557	(37,765,456)	(42,950)	(1,057,024)	18,449,718	(873,802)	(562,319)	(1,011,450)	122,748,339

Assets: By segment	Ps.	2,136,980,546	1,138,758,388	319,675	26,583,936	299,475,440	17,670,356	36,369,522	142,127,674	2,202,326,329
Less unrealized intersegment sales		605,205	(5,324,176)	—	—	7,184	—	(5,304)	(362,958)	—
Less unrealized gain due to production cost valuation of inventory		(3,361,384)	(35,179,252)	—	—	—	(37,267)	—	(6,711,506)	—
Less capitalized refined products		(137,708)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(22,250,279)	—	—	(2,950,563)	(120,352,146)	(5,121,329)	(12,061,980)	(424,850)	—
Less equity method for unrealized profits		(681,429)	(7,063,571)	53,411	—	—	(3,845,568)	(887,998)	(1,703,068)	—
Less amortization of capitalized interest		59,491	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,111,214,442	1,091,199,512	373,086	23,633,373	179,130,478	8,666,192	23,414,240	132,925,292	2,202,326,329

Liabilities:
By segment	Ps.	2,307,044,263	1,304,436,598	692,443	13,318,729	26,070,184	2,998,974	1,870,963	68,454,797	3,287,511,886
Less unrealized intersegment sales		—	(4,419,930)	—	497,567	—	—	—	305,387	—

Total consolidated liabilities	Ps.	2,307,044,263	1,300,016,668	692,443	13,816,296	26,070,184	2,998,974	1,870,963	68,760,184	3,287,511,886

As of the year ended December 31, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets: By segment	Ps.	2,084,553,745	912,770,881	179,807	28,256,876	276,537,764	17,689,305	35,498,783	195,538,239	2,111,740,735
Less unrealized intersegment sales		858,094	(5,389,977)	—	—	7,183	—	(5,303)	(408,059)	—
Less unrealized gain due to production cost valuation of inventory		(3,657,242)	(42,379,229)	—	—	—	(26,886)	—	(7,163,664)	—
Less capitalized refined products		(574,381)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(22,503,168)	—	—	(2,036,128)	(84,557,831)	(2,165,068)	(9,522,686)	(424,849)	—
Less equity method for unrealized profits		(759,624)	(7,813,492)	—	—	(91,123)	(6,573,895)	(2,828,749)	(732,768)	—
Less amortization of capitalized interest		118,981	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735

Liabilities:
By segment	Ps.	2,570,412,398	1,081,528,677	531,580	13,186,297	56,706,251	6,556,050	2,308,890	116,648,398	3,587,988,972
Less unrealized intersegment sales		—	(4,419,929)	—	700,127	—	—	—	194,483	—

Total consolidated liabilities	Ps.	2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972

NOTE 6. REVENUE

As of June 30, 2018 the revenues were as follows:

a.	Revenue disaggregation

	Exploration and Production	Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2018
United States	121,163,393	—	—	—	—	—	—	77,333,272	—	Ps.	198,496,665
Other	69,086,931	—	—	—	—	—	—	17,841,577	—		86,928,508
Europe	45,439,141	—	—	—	—	—	—	1,488,060	1,312,586		48,239,787
Local	—	482,053,745	—	25,156	2,489,437	1,775,923	6,569,023	4,925,780	2,066,018		499,905,082
2017*
United States	85,484,898	—	—	—	—	—	—	66,122,954	—	Ps.	151,607,852
Other	40,199,137	—	—	—	—	—	—	12,567,251	—		52,766,388
Europe	28,436,524	—	—	—	—	—	—	592,262	—		29,028,786
Local	—	421,761,648	38,554	12,852	1,776,303	2,292,364	6,125,896	1,402,740	2,121,984		435,532,341
Major products and services 2018
Crude oil	235,689,465	—	—	—	—	—	—	—	—	Ps.	235,689,465
Gas	—	54,742,573	—	—	—	—	—	22,737,680	—		77,480,253
Refined petroleum products	—	425,632,977	—	—	—	1,773,975	6,563,445	77,151,280	—		511,121,677
Oher	—	1,315,231	—	—	—	—	—	1,663,907	2,012,018		4,991,156
Services	—	362,964	—	25,156	2,489,437	1,948	5,578	35,822	1,366,586		4,287,491
2017*
Crude oil	154,120,559	—	—	—	—	—	—	487,843	—	Ps.	154,608,402
Gas	—	60,040,711	—	—	—	—	—	20,650,874	—		80,691,585

F –43

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Refined petroleum products	–	357,357,083	–	–	–	2,290,876	6,112,537	57,644,187	–	423,404,683
Oher	–	1,310,725	–	–	–	–	–	1,860,196	1,638,670	4,809,591
Services	–	3,053,129	38,554	12,852	1,776,303	1,488	13,359	42,107	483,314	5,421,106
Timing of revenue recognition
2018
Products transferred at a point in time	235,689,465	482,053,745	–	–	–	–	–	101,552,867	2,012,018	Ps. 821,308,095
Products and services transferred over the time	–	–	–	25,156	2,489,437	1,775,923	6,569,023	35,822	1,366,586	12,261,947
2017*
Products transferred at a point in time	154,120,559	421,761,648	–	–	–	2,292,364	6,125,896	80,643,099	1,638,671	Ps. 666,582,237
Products and services transferred over the time	–	–	38,554	12,852	1,776,303	–	–	42,108	483,313	2,353,130

*	PEMEX applied modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re–established.

b.	Practical expedients

1)	Expiration of contracts.

PEMEX does not need to disclose outstanding performance obligations due to their expiration within one year or less.

2)	Significant financial component, less than one year.

PEMEX does not need to adjust the amount committed in consideration to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

3)	PEMEX applied the practical file, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that Pemex has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 7. CASH AND CASH EQUIVALENTS

As of June 30, 2018 and December 31, 2017, cash and cash equivalents were as follows:

	June 30, 2018		December 31, 2017
Cash on hand and in banks(i)	Ps.	67,735,427	Ps.	55,871,127
Highly liquid investments (ii)		41,771,284		41,980,627

	Ps.	109,506,711	Ps.	97,851,754

(i) Cash on hand and in banks is primarily composed of cash in banks.

(ii) Mainly composed of short–term Mexican Government investments

NOTE 8. ACCOUNTS RECEIVABLE, NET

As of June 30, 2018 and December 31, 2017, accounts receivable and other receivables were as follows:

	June 30 , 2018		December 31, 2017
Domestic customers, net	Ps.	55,402,470	Ps.	60,057,141
Export customers, net		56,626,963		54,428,883
Sundry debtors		44,402,034		26,105,703
Taxes to be recovered and prepaid taxes		7,539,947		23,039,023
Employees and officers		6,035,862		5,681,478
Advances to suppliers		867,742		1,250,846
Other accounts receivable		662,052		82,160

	Ps.	171,537,070	Ps.	170,645,234

NOTE 9. INVENTORIES, NET

As of June 30, 2018 and December 31, 2017, inventories were as follows:

	June 30 2018		December 31, 2017
Refined and petrochemicals products	Ps.	24,490,269	Ps.	27,862,384
Products in transit		13,589,457		19,112,606
Crude oil		9,602,571		11,445,780
Materials and products in stock		5,050,152		5,172,779
Materials in transit		492,262		180,711
Gas and condensate products		101,111		84,670

	Ps.	53,325,822	Ps.	63,858,930

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 10. EQUITY INSTRUMENTS

As of June 30, 2018, due to the adoption of IFRS 9, PEMEX classified its TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. shares of Ps. 1,056,968 as equity instruments.

Before the initial application date of IFRS 9 (January 1, 2018), PEMEX classified these shares as available-for-sale financial assets. Beginning January 1, 2018 these shares are now classified as equity instruments.

As of June 30, 2018 and as of December 31, 2017, PEMEX was in the process of selling its shares of TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. These shares were valued at their net realizable value, which, as of December 31, 2017, resulted in a negative value that has been recognized in the profit or loss at the end of the year. As of December 31, 2017, available-for-sale current non-financial assets amounted Ps. 1,056,968.

NOTE 11. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of June 30, 2018 and December 31, 2017, were as follows:

	Percentage of investment	June 30, 2018		December 31, 2017
Deer Park Refining Limited	49.99%		Ps.14,770,797		Ps. 14,405,542
Sierrita Gas Pipeline LLC	35.00%		1,052,163		1,084,169
Frontera Brownsville, LLC.	50.00%		485,543		471,085
CH 4 Energía, S.A.	50.00%		142,121		315,713
Texas Frontera, LLC.	35.00%		234,775		239,782
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%		124,423		64,328
PMV Minera, S.A. de C.V.	44.09%		49,057		45,133
Ductos el peninsular, S. A. P. I. de C. V.	30.00%		17,783		18,336
Other, net	Various		62,093		63,276

		Ps.	16,938,755	Ps.	16,707,364

Profit (loss) sharing in joint ventures and associates:

	June 30,
	2018		2017
Deer Park Refining Limited		Ps. 375,671		Ps. 626,254
Petroquímica Mexicana de Vinilo, S. A. de C. V. (i)		291,739		92,089
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		60,095		30,869
Sierrita Pipeline, LLC.		56,422		54,820
PMV Minera, S.A. de C.V.		3,707		4,623
CH4 Energía S.A. de C.V.		—		8,898
Other, net		60,502		57,401

Profit sharing in joint ventures and associates	Ps.	848,136	Ps.	874,954

(i)

On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately U.S.$461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant, and the full book value was written-off, impacting the value of this investment.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•

Petroquímica Mexicana de Vinilo, S.A. de C.V. (PMV) On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem, S.A.B. de C.V. (Mexichem) founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Petroquímica Mexicana de Vinilo. This investment is recorded under the equity method.

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and, together they are entitled to the results in proportion of their respective investment. As of December 31, 2016, the company has seven tanks, each a capacity of 120,000 barrels. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•

PMV Minera, S.A. de C.V. This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

NOTE 12. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2017	Ps. 758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	3,268,797,613
Acquisitions	10,018,030	418,283	7,054,793	14,937,882	802,300	7,811,374	1,183,679	284,445	51,410,469	58,563	—	—	93,979,818
Reclassifications	3,146,955	—	(53,349)	—	98,245	(10,199,213)	(96,899)	(75,674)	(812,943)	(560)	—	4,072,464	(3,920,974)
Capitalization	43,033,864	—	21,357,074	36,564,811	1,265,246	8,677,765	30,879	3,746,395	(114,700,828)	29,248	—	(4,454)	—
Impairment	(48,020,616)	—	2,226,771	(83,236,991)	—	(15,564,190)	—	—	(6,849,534)	—	—	—	(151,444,560)
Disposals	(10,598,983)	(244,283)	(8,862,541)	(19,340,709)	(208,353)	—	(806,694)	(226,375)	(6,724,930)	(112,170)	—	(4,440,864)	(51,565,902)

Balances as of December 31, 2017	Ps. 756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,652	3,155,845,995

Acquisitions	4,297,491	305,607	482,014	9,621,436	167,620	2,074,119	283,073	107,284	17,214,414	292,678	(106)	—	34,845,630
Reclassifications	1,335,376	—	(1,969,381)	—	(12,140)	(4,039,499)	(44,167)	20,915	600,671	12,119	2,707,617	(870)	(1,389,359)
Capitalization	272,222	—	1,140,129	7,538,411	99,766	—	—	206,896	(9,257,424)	—	—	—	—
Impairment	6,886,753	—	(1,481,865)	30,832,289	(835,859)	7,310,570	—	—	(351,436)	—	—	—	42,360,452
Disposals	(3,242,791)	(897,685)	(426,983)	(8,297,844)	(242,061)	—	(407,078)	(801,084)	(258,407)	(310,546)	(2,707,511)	—	(17,591,990)

Balances as of June 30, 2018	Ps. 765,574,411	22,851,038	479,612,090	1,307,442,202	63,877,797	318,775,131	50,889,480	22,705,647	137,684,200	44,540,950	—	117,782	3,214,070,728

Accumulated depreciation and amortization
Balances as of January 1, 2017	Ps. (360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	(1,601,055,365)
Depreciation and amortization	(45,709,123)	(2,198,867)	(15,095,115)	(74,673,473)	(1,906,164)	(13,192,369)	(2,890,563)	(1,038,839)	—	—	—	—	(156,704,513)
Reclassifications	2,799,244	—	(72,841)	—	(69,236)	1,146,904	102,375	14,532	—	—	—	—	3,920,978
Disposals	8,902,711	127,458	7,573,769	16,810,591	59,022	—	805,916	222,764	—	—	—	—	34,502,231

Balances as of December 31, 2017	Ps. (394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	(1,719,336,669)

Depreciation and amortization	(19,911,542)	(1,078,808)	(7,808,357)	(35,229,793)	(933,896)	(6,877,975)	(1,411,430)	(481,914)	—	—	—	—	(73,733,715)
Reclassifications	(244,470)	—	224,869	—	19,614	1,344,469	65,719	(20,842)	—	—	—	—	1,389,359
Disposals	1,588,131	264,028	161,353	5,187,467	90,274	—	367,418	175,451	—	—	—	—	7,834,122

Balances as of June 30, 2018	Ps. (412,592,028)	(5,828,764)	(167,381,549)	(938,441,962)	(41,865,017)	(170,740,741)	(39,951,231)	(7,045,611)	—	—	—	—	(1,783,846,903)

Wells, pipelines, properties, plant and equipment—net as of December 31,2017	Ps. 62,001,213	18,429,132	321,908,762	359,348,274	23,659,462	148,222,706	12,084,714	16,453,330	129,736,382	44,546,699	—	118,651	1,436,509,325

Wells, pipelines, properties, plant and equipment—net as of June 30, 2018	Ps. 352,982,383	17,022,274	312,230,541	369,000,240	22,012,780	148,034,390	10,938,249	15,660,036	137,684,200	44,540,950	—	117,782	1,430,223,825

Depreciation rates	3 to 5%	5%	2 ti 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

a.

As of June 30, 2018 and 2017, the financing costs identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps.1,033,422 and Ps.1,890,312. respectively.

b.

The combined depreciation of fixed assets and amortization of wells for the periods ended June 30, 2018 and 2017, recognized in operating costs and expenses, was Ps. 73,733,715, and Ps. 73,422,431, respectively, which includes costs related to plugging and abandonment of wells as of June 30, 2018 and 2017 of Ps. 528,541 and Ps. 419,869, respectively.

c.

As of June 30, 2018 and December 31, 2017, provisions relating to future plugging of wells costs amounted to Ps. 73,160,276 and Ps. 68,797,600, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

d.	As of June 30, 2018, PEMEX recognized a reversal of impairment of Ps. 42,360,452. which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	(Impairment)		Reversal of impairment	Reversal of impairment / (Impairment)
Pemex Exploration and Production	Ps.	(1,459,374)	Ps. 38,170,777	Ps. 36,711,403
Pemex Fertilizers		(2,154,016)	—	(2,154,016)
Pemex Industrial Transformation		(11,529,001)	19,332,066	7,803,065

Total	Ps.	(15,142,391)	Ps. 57,502,843	Ps. 42,360,452

Cash Generating Unit of Pemex Exploration and Production

As of June 30, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 36,711,403, integrated by a reversal of impairment from Ps. 38,170,777 mainly due to (i) an increase of 9.3% in the forward prices of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.08 per barrel as of June 30, 2018, favoring the crude oil projects with the highest oil output, including the Aceite Terciario del Golfo, Cantarell; Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects and (ii) the reallocation of resources towards oil fields with highest profitability and net cash flows that contributed to more a more efficient distribution of goods and services, primarily in the Ku Maloob Zaap and Cantarell Project. The foregoing was offset by (i) an impairment of Ps. 1,459,374 in the Burgos and Lakach projects, mainly due to a 15.2% decrease in the price of gas, from 4.92 usd / mcf as of December 31, 2017 to 4.17 usd / mcf as of June 30, 2018 and (ii) a slight increase in the discount rate of 2%, with respect to the last quarter of 2017.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	61.08 USD/bl
Average gas price	4.17 USD/mpc
Average condensates price	36.85 USD/bl
Discount rate	14.72% anual

The total forecast production, calculated with a horizon of 25 years is 6,625 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of June 30, 2018, Pemex Industrial Transformation recognized a reversal of impairment of Ps. 7,803,065.

The reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps. 10,851,186
Madero Refinery	8,480,880
Salina Cruz Refinery	(11,529,001)

Net reversal of impairment	Ps. 7,803,065

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso—U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso—U.S. dollar exchange rate of Ps. 19.8633 to U.S. $1.00 as of June 30, 2018; and (iii) an increase in the discount rate of cash generating units of refined products, gas and aromatics by 0.2%, 5% and 0.3%, respectively. The impairment of the Salina Cruz refinery resulted from cash flows being insufficient to cover the net value of the assets, mainly due to the temporary closing of operations for major maintenance of the refinery’s plants.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	52.3 U.S. dollars	N.A.	N.A.
Processed volume	1,100 mbd	3,085 mmpcd of sour gas	Variable because the load inputs are diverse
Rate of U.S. dollar	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd	Ps.19.8633 mxp/usd
Useful lives of the cash generating units	Average 14 years	Average 8 years	Average 7 years
Discount rate	11.76% anually	10.82% anually	9.33% anually
Period	2019-2034	2019-2029	2019-2024

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2018, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Minatitlán Refinery	Ps.41,290,257
Madero Refinery	20,843,922

Ps.62,134,179

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rate used was 9.33%.

As of June 30, 2018, Pemex Fertilizers recognized an impairment of Ps. 2,154,016. The impairment is presented as a separate line item in the consolidated statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 13. INTANGIBLE ASSETS

As of June 30, 2018 and December 31, 2017, intangible assets were Ps. 13,974,430 and Ps. 14,678,640, respectively, which are mainly wells unassigned to a reserve, which amounted, as follows:

	June 30, 2018	December 31, 2017
Wells unassigned to a reserve:
Balance at the beginning of period	Ps. 9,088,563	Ps. 8,639,242
Additions to construction in progress	9,810,680	20,553,952
Transfers against expenses	(8,447,877)	(3,663,986)
Transfers against fixed assets	(2,359,312)	(16,440,645)

Balance at the end of period	Ps. 8,092,054	Ps. 9,088,563

In addition, as of June 30, 2018, June 30, 2017 and December 31, 2017, PEMEX recognized expenses related to unsuccessful wells of Ps. 606,244, Ps. 766,688 and Ps. 2,500,638, respectively, directly in its statement of comprehensive income.

The other concepts of intangible assets are:

	June 30, 2018	December 31, 2017
Rights of way	Ps. 2,350,847	Ps.2,311,743
License	3,791,955	3,586,553
Exploration expenses, evaluation of assets and concessoins	2,130,857	1,861,092
Accumulated amortization	(2,391,283)	(2,169,311)

Balance at the end of period	Ps.5,882,376	Ps. 5,590,077

NOTE 14. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of June 30, 2018 and December 31, 2017, the balance of long-term notes receivable was as follows:

	June 30, 2018	December 31, 2017
Promissory notes issued by the Mexican Government	Ps. 148,338,390	Ps. 147,274,076
Other long-term notes receivable	1,022,386	1,218,833

Total long-term notes receivable	Ps. 149,360,776	Ps. 148,492,909

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Promissory notes issued by the Mexican Government

	June 30, 2018	December 31, 2017
Total promissory notes	Ps. 152,010,092	Ps. 149,796,282
Less: current portion of notes receivable (1)	3,671,702	2,522,206

Long-term promissory notes	Ps. 148,338,390	Ps. 147,274,076

(1)	The current portion of the promissory notes and the total yield payments due are allocated under sundry debtors in accounts receivable, net (see Note 7).

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps.135,439,612 increase in equity as a result of the Ps.184,230,586 of the promissory notes as of June 29, 2016, minus the Ps.50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of June 30, 2018 and December 31, 2017, these promissory notes amounted to Ps. 148,338,390 and Ps. 147,274,076, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2018 to 2042 and annual rates ranging from 4.65% to 7.03% as follows:

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2019	5.14%	Ps.	3,671,702
1	2020	5.39%		4,539,577
1	2021	5.57%		5,382,870
1	2022	5.74%		5,969,742
1	2023	5.87%		6,519,694
5	2024-2028	5.98% a 6.47%		36,001,121
5	2029-2033	6.61% a 6.85%		36,290,602
5	2034-2038	6.89% a 7.02%		33,018,175
4	2039-2042	7.00% a 6.94%		20,616,609

Total promissory notes				152,010,092
Less: current portion				3,671,702

Long-term notes receivable			Ps.	148,338,390

From January to June 30, 2018 PEMEX recognized Ps. 4,764,834 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income.

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

b.	Other assets

As of June 30, 2018 and December 31, 2017, the balance of other assets was as follows:

	June 30, 2018		December 31, 2017
Payments in advance	Ps.	3,328,576	Ps.	4,683,117
Other		7,987,986		1,211,984

Total other assets	Ps.	11,316,562	Ps.	5,895,100

NOTE 15. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to June 30, 2018, PEMEX participated in the following financing activities:

•

On February, 12, 2018, Petróleos Mexicanos issued U.S. $4,000,000 of debt securities under its U.S. $92,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000 5.35% Notes due 2028 and (2) U.S. $1,500,000 6.35% Bonds due 2048.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•

On February 12, 2018, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $952,454, aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $881,899, aggregate principal amount of its new 6.350% Bonds due 2048 and (2) U.S. $ 1,021,065, aggregate principal amount of its outstanding 5.6250% Bonds due 2046 for U.S. $946,764, aggregate principal amount of its 6.350% Bonds due 2048.

•

On March 5, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $138,598 aggregate principal amount of its outstanding 3.125% Notes due 2019, U.S. $558,644 aggregate principal amount of its outstanding 5.500% Notes due 2019, U.S. $91,843 aggregate principal amount of its outstanding 8.000% Notes due 2019, U.S. $183,017 aggregate principal amount of its outstanding 6.000% Notes due 2020 and U.S. $817,303 aggregate principal amount of its outstanding 3.500% Notes due 2020.

•

On March 27, 2018, Petróleos Mexicanos entered into a credit line in the amount of U.S. $181,101, which bears interest at a rate linked to LIBOR plus 70 basis points, due February 2025 and was used on April 13, 2018.

•	On April 16, 2018, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $92,000,000 to U.S. $102,000,000.

•

On May 24, 2018, Petróleos Mexicanos issued €3,150,000 of debt securities under its U.S.$102,000,000 Medium Term Notes Program, Series C in four tranches: (i) €600,000 of its 2.500% Notes due on November 24, 2022; (ii) €650,000of its Floating Rate Notes due on August 24, 2023; (iii) €650,000 of its 3.625% Notes due on November 24, 2025; and (iv) €1,250,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and their respective successors and assignees.

•

On June 4, 2018, Petróleos Mexicanos issued CHF365,000 of its 1.750% Notes due 2023 under its U.S.$102,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, and Pemex Cogeneration and Services and their respective successors and assignees.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and all assignees and successors.

•

On June 26, 2018, Pro-Agroindustrias, refinanced a credit line for U.S. $250,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

From January 1 to June 30, 2018, PMI HBV (until July 31, 2018) and P.M.I. Holdings Holland Services, B.V., obtained U.S. $ 9,557,000 from its revolving credit line and repaid U.S. $9,757,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $227,500. As of June 30, 2018, the outstanding amount under this revolving credit line was U.S. $27,500.

As of June 30, 2018, Petróleos Mexicanos had U.S. $ 6,700,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity, which are available.

Roll-forward of total debt of PEMEX for each of the period ended June 30, 2018 and 2017 are included in the Unaudited Condensed Consolidated Statements of Cash Flows in Financing activities.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of June 30, 2018, PEMEX used the following exchange rates:

June 30, 2018
U.S. dollar	19.86330
Japanese yen	0.18002
Pound sterling	26.00901
Euro	23.00567
Swiss francs	19.92107
Australian dollar	14.61939

NOTE 16. FINANCIAL INSTRUMENTS

a.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of June 30, 2018 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	27,141,083	—	—	—	—	Ps.	27,141,083	—	27,141,083	—	27,141,083
Equity instrument		—	—	1,056,918	—	—		1,056,918	—	1,056,918	—	1,056,918

	Ps.	27,141,083	—	1,056,918	—	—	Ps.	28,198,001
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	109,506,710	—	Ps.	109,506,710	—	—	—	—
Accounts receivable		—	—	—	171,537,070	—		171,537,070	—	—	—	—
Investments in joint ventures, associates		—	—	—	16,938,755	—		16,938,755	—	—	—	—
Long-term notes receivable		—	—	—	149,360,776	—		149,360,776	—	—	—	—

	Ps.	—	—	—	447,343,311	—	Ps.	4 47,343,311
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(14,958,973)	—	—	—	—	Ps.	(14,958,973)	—	(14,958,973)	—	(14,958,973)

	Ps.	(14,958,973)	—	—	—	—	Ps.	(14,958,973)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(109,471,364)	Ps.	109,471,364)	—	—	—	—
Accounts payable		—	—	—	—	(21,301,855)		(21,301,855)	—	—	—	—
Debt		—	—	—	—	(2,070,332,329)		(2,070,332,329)	—	(2,099,656,515)	—	(2,099,656,515)

	Ps.	—	—	—	—	(2,201,105,548)	Ps.	(2,201,105,548)

	Carrying amount								Fair value hierarchy
As of December 31, 2017 In thousands of pesos	FVTPL		Held-to- maturity	Loans and receivables	Available- for-sale	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	30,113,454	—	—	—	—	Ps.	30,113,454	—	30,113,454	—	30,113,454
Investments in associates		—	—	—	1,056,918	—		1,056,918	—	1,056,918	—	1,056,918

	Ps.	30,113,454	—	—	1,056,918	—	Ps.	31,170,372
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	97,851,754	—	—	Ps.	97,851,754	—	—	—	—
Accounts receivable		—	—	170,645,678	—	—		170,645,678	—	—	—	—
Investments in joint ventures, associates		—	16,707,364	—	—	—		16,707,364	—	—	—	—
Long-term notes receivable		—	148,492,909	—	—	—		148,492,909	—	—	—	—

	Ps.	—	165,200,273	268,497,432	—	—	Ps.	433,697,705
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(17,745,979)	—	—	—	—	Ps.	(17,745,979)	—	(17,745,979)	—	(17,745,979)

	Ps.	(17,745,979)	—	—	—	—	Ps.	(17,745,979)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(139,955,378)	Ps.	(139,955,378)	—	—	—	—
Accounts payable		—	—	—	—	(23,211,845)		(23,211,845)	—	—	—	—
Debt		—	—	—	—	(2,037,875,071)		(2,037,875,071)	—	(2,153,383,220)	—	(2,153,383,220)

	Ps.	—	—	—	—	(2,201,042,294)	Ps.	(2,201,042,294)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

b.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c.	Fair value of Derivative Financial Instruments (DFIs)

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Thereby PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed of swaps and forwards, for which fair value is estimated by projecting future cashflows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

PEMEX’s related assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

d.	DFIs’ accounting treatment and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of June 30, 2018 and December 31, 2017, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 12,182,110 and Ps. 12,367,475, respectively. As of June 30, 2018 and December 31, 2017, PEMEX did not have any DFIs designated as hedges for accounting purposes.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item.

For the periods ended June 30, 2018 and 2017, PEMEX recognized a net (loss) gain of Ps. (9,292,906) and Ps. 20,332,885, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of June 30, 2018 and December 31, 2017, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of June 30, 2018 and December 31, 2017, the provisions for sundry creditors and others is as follows:

	June 30, 2018		December 31, 2017
Provision for plugging of wells (Note 12)	Ps.	73,160,276	Ps.	68,797,600
Provision for trials in process (Note 18)		9,502,852		7,812,689
Provision for environmental costs		11,320,443		11,067,134

	Ps.	93,983,571	Ps.	87,677,423

NOTE 18. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these financial statements. As of June 30, 2018, and December 31, 2017, PEMEX had accrued a reserve of Ps. 9,502,852, and Ps. 7,812,689, respectively, for these contingent liabilities.

As of June 30, 2018, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. As of the date of these financial statements, a resolution from the Second Section of the Superior Court of the Tax and Administrative Federal Court is still pending.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•

On June 11, 2015, the Segunda Sala Regional del Noreste (“Second Regional Northeast Court”) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this. Each party filed opinions by environmental experts. The Second Regional Northeast Court appointed an independent expert related to environmental issues, who issued an opinion on June 6, 2018 stating that no damages were caused. As of the date of these financial statements, the trial is in the pleadings stage. A final judgment is still pending.

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (“Second Section of The Superior Court”) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a motion was filed questioning a signature’s authenticity. In December 2017, a documentary expert’s opinion was filed by the plaintiff and a new expert was designated by Pemex Exploration and Production. On April 18, 2018, each party filed it respective plea and the claim was sent to the Second Section of the Superior Court. As of the date of these financial statements, a final judgment is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S.$153,000 related to additional expenses in connection with a pipelines construction contract. On January 5, 2018 Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, the appointment of the Chairperson of arbitration trial is still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S.$ 12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On September 25, 2017, Pemex Exploration and Production filed a response to this claim. Pleadings have yet to be filed by the parties. As of the date of these financial statements, a final judgment is still pending.

•

In March 2018, Pemex Drilling and Services was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of modular drilling equipment. On June 6, 2018, the plaintiffs responded the counterclaim. As of the date of these financial statements, the appointment of the Chairperson of the Arbitration Court is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 19. SUBSEQUENT EVENTS

As of October 8, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 19.1328 per U.S. dollar, which represents a 3.68% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2018, which was Ps. 19.8633 per U.S. dollar.

As of October 8, 2018, the weighted average price of the crude oil exported by PEMEX was U.S. $76.55 per barrel. This represents a price increase of approximately 11.39% as compared to the average price as of June 30, 2018, which was U.S. $68.72 per barrel.

During the period from July 1 to October 8, 2018, PMI HBV(until July 31, 2018) and P.M.I Holdings Holland Services, B.V., obtained U.S. $5,668,000 billion in financing from its revolving credit lines and repaid U.S. $5,608,000 billion. The outstanding amount under these revolving credit lines was U.S. $87,500, million as of October 8, 2018.

On July 6, 2018, PEMEX announced that it had reached an agreement to sell its 44.09% stake in PMV to Mexichem. PEMEX’s divestiture from this joint venture was motivated by the decision of the Board of Directors of PMV not to rebuild PMV’s vinyl chloride plant, which suffered an accident on April 20, 2016. The aggregate value of this transaction is approximately Ps. 3,436 million; the transaction also involves the reintegration into PEMEX of the vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex.

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Official Gazette of the Federation and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were automatically assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

On September 4 and 5 PEMEX received the payment for the sale of its 5% interest in TAG Norte Holding, S. de R.L. de C.V., which as of June 30, 2018 was recorded as equity instruments (see Note 10) for U.S.$43,036.8 (Ps. 826,046.5) obtaining a net profit of Ps.10,257.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Caraveo Sánchez
Carlos Caraveo Sánchez
Associate Managing Director of Finance and Acting Managing Director of Treasury

Date: October 16, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.